Filed Pursuant to Rule 424(b)(5)
Registration No. 333-197479

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(2)
Common Units Representing Limited Partner Interests	$147,669,200.00(3)	$19,019.79

(1)	The securities registered herein are offered pursuant to an automatic shelf registration statement on Form F-3 (Registration Nos. 333-197479, 333-197479-01) filed by Teekay LNG Partners L.P. and Teekay LNG Finance Corp. on July 17, 2014.
(2)	This filing fee is calculated in accordance with Rule 457(r) and is made in accordance with Rule 456(b) under the Securities Act of 1933, as amended.
(3)	Includes an additional 420,000 common units representing limited partner interests that the underwriters have an option to purchase. Estimated pursuant to Rule 457(c) of the Securities Act solely for the purpose of computing the registration fee on the basis of the average of the high and low prices for the common units as reported on the New York Stock Exchange on July 11, 2013.

PROSPECTUS SUPPLEMENT

(To Prospectus dated July 17, 2014)

2,800,000 Common Units

Representing Limited Partner Interests

Teekay LNG Partners L.P.

We are selling 2,800,000 of our common units, representing limited partner interests. We have granted the underwriters an option to purchase up to 420,000 additional common units.

Our common units are listed on the New York Stock Exchange under the symbol “TGP.” The last reported sale price of our common units on the New York Stock Exchange on July 17, 2014 was $46.95 per common unit.

Investing in our common units involves risks. Limited partnerships are inherently different from corporations. You should carefully consider each of the factors described or referred to under “Risk Factors” beginning on page S-5 of this prospectus supplement, page 6 of the accompanying prospectus and in the documents incorporated by reference into this prospectus supplement and accompanying prospectus before you make an investment in our common units.

The underwriters have agreed to purchase common units from us at a price of $44.65 per common unit, which will result in approximately $125 million of proceeds to us. The underwriters may offer the common units in transactions on the New York Stock Exchange, in the over-the-counter market or through negotiated transactions at market prices or at negotiated prices. Please read “Underwriting.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units on or about July 23, 2014.

Citigroup	Credit Suisse

The date of this prospectus supplement is July 17, 2014.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of common units. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering of common units. Generally, when we refer to the “prospectus,” we refer to both parts combined. If information varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Any statement made in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated by reference into this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus or any “free writing prospectus” we may authorize to be delivered to you. We have not authorized anyone to provide you with different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. You should not assume that the information contained in this prospectus or any “free writing prospectus” we may authorize to be delivered to you, as well as the information we previously filed with the Securities and Exchange Commission (or SEC ) that is incorporated by reference herein, is accurate as of any date other than its respective date. Our business, financial condition, results of operations and prospects may have changed since such dates.

We are offering to sell the common units, and are seeking offers to buy the common units, only in jurisdictions where offers and sales are permitted. The distribution of this prospectus and the offering of the common units in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the common units and the distribution of this prospectus outside the United States. This prospectus does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

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FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, included in or incorporated by reference into this prospectus are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “will,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology. Forward-looking statements include statements with respect to, among other things, our expected future projects, expected newbuilding deliveries, our business strategies, and those statements set forth in the sections titled “Material United States Federal Income Tax Considerations” and “Non-United States Tax Considerations” in this prospectus supplement.

These and other forward-looking statements reflect management’s current plans, expectations, estimates, assumptions and beliefs concerning future events affecting us. Forward-looking statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited, to those factors discussed under the heading “Risk Factors” set forth in this prospectus and in our most recent Annual Report on Form 20-F and in other reports we file with or furnish to the SEC and that are incorporated into this prospectus by reference.

We undertake no obligation to update any forward-looking statement to reflect any change in our expectations or events or circumstances that may arise after the date on which such statement is made. New factors emerge from time to time, and it is not possible for us to predict all of these factors. In addition, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

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SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and the documents incorporated by reference in this prospectus and does not contain all the information you will need in making an investment decision. You should carefully read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus. Unless otherwise specifically stated, the information presented in this prospectus supplement assumes that the underwriters have not exercised their option to purchase additional common units.

Unless otherwise indicated, references in this prospectus to “Teekay LNG Partners,” “we,” “us” and “our” and similar terms refer to Teekay LNG Partners L.P. and/or one or more of its subsidiaries, except that those terms, when used in this prospectus in connection with the common units described herein, shall mean specifically Teekay LNG Partners L.P. References in this prospectus to “Teekay Corporation” refer to Teekay Corporation and/or any one or more of its subsidiaries.

Overview

Teekay LNG Partners L.P. is an international provider of marine transportation services for liquefied natural gas (or LNG), liquefied petroleum gas (or LPG) and crude oil. We were formed in 2004 by Teekay Corporation (NYSE: TK), a leading provider of marine services to the global oil and natural gas industries, to expand its operations in the LNG and LPG shipping sectors. Our primary growth strategy focuses on expanding our fleet of LNG and LPG carriers under long-term, fixed-rate time charters. In executing our growth strategy, we may engage in vessel or business acquisitions or enter into joint ventures and partnerships with companies that may provide increased access to emerging opportunities from the global expansion of the LNG and LPG sectors.

Our fleet, excluding newbuildings, currently consists of 29 LNG carriers, 20 LPG carriers (including four chartered-in carriers), eight Suezmax-class crude oil tankers and one Handymax product tanker, all of which are double-hulled and generally operate under long-term, fixed-rate time-charter contracts. Our interests in these vessels, excluding the four chartered-in LPG carriers, range from 33% to 100%. Although we may acquire additional conventional tankers from time to time, we view our conventional tanker fleet primarily as a source of stable cash flow as we seek to continue to expand our LNG and LPG operations. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue growth opportunities in the LNG and LPG shipping sectors and may consider other opportunities for which our competitive strengths are well suited. Teekay Corporation indirectly owns and controls our general partner and beneficially owns a 35.3% interest in us, including a 2% general partner interest.

Our operations are conducted through, and our operating assets are owned by, our subsidiaries. Our general partner, Teekay GP L.L.C., a Marshall Islands limited liability company, has an economic interest in us and manages our operations and activities.

Business Strategies

Our primary business objective is to increase distributable cash flow per unit by executing the following strategies:

•	Expand our LNG and LPG operations globally. We seek to capitalize on opportunities emerging from the global expansion of the LNG and LPG sector by selectively targeting:

•	projects that involve medium- to long-term, fixed-rate charters;

•	joint ventures and partnerships with companies that may provide increased access to opportunities in attractive LNG and LPG importing and exporting geographic regions;

•	strategic vessel and business acquisitions; and

•	specialized projects in adjacent areas of business, including floating storage and regasification units (or FSRUs).

•	Provide superior customer service by maintaining high reliability, safety, environmental and quality standards. LNG and LPG project operators seek LNG and LPG transportation partners that have a reputation for high reliability, safety, environmental and quality standards. We seek to leverage our own and Teekay Corporation’s operational expertise to create a sustainable competitive advantage with consistent delivery of superior customer service.

•	Manage our conventional tanker fleet to provide stable cash flows. The remaining terms for our existing long-term conventional tanker charters are one month to seven years. We believe the fixed-rate time-charters for our tanker fleet provide us stable cash flows during their terms and a source of funding for expanding our LNG and LPG operations. Depending on prevailing market conditions during and at the end of each existing charter, we may seek to extend the charter, enter into a new charter, operate the vessel on the spot market or sell the vessel, in an effort to maximize returns on our conventional tanker fleet while managing residual risk.

Recent Developments

Acquisition of Ownership Interests from BG Group in Four LNG Carrier Newbuildings

On June 27, 2014, we acquired from BG Group (or BG) its ownership interests in four 174,000 cubic meter Tri-Fuel Diesel Electric LNG carrier newbuildings, which will be constructed by Hudong-Zhonghua Shipbuilding (Group) Co., Ltd. in China for a total fully built-up cost of approximately $1.0 billion. The vessels, which are scheduled to deliver between September 2017 and January 2019, will each operate upon delivery under 20-year fixed-rate time-charter contracts, plus extension options, with Methane Services Limited, a wholly-owned subsidiary of BG. BG is a world leader in natural gas, with a broad portfolio of business interests focused on the exploration and production of oil and gas.

We acquired a 30 percent ownership interest in the first two LNG carrier newbuildings, with the balance of the ownership interests in these vessels held by CETS Investment Management (HK) Co. Ltd (or CETS) (an affiliate of China National Offshore Oil Corporation) and China LNG Shipping (Holdings) Limited (or China LNG). We acquired a 20 percent ownership interest in the remaining two LNG carrier newbuildings, with the balance of ownership interests held by CETS, China LNG and BW Group. China LNG is currently the only LNG shipping company that owns and operates LNG carriers in China. BW Group is a leading marine transportation company with 14 LNG carriers in operation.

Teekay Corporation will provide construction supervision services for the newbuildings and technical management of the vessels upon their respective deliveries.

We expect to finance our pro rata equity interests in future shipyard installment payments for these vessels using a portion of our available liquidity, with the balance of the total cost of the vessels financed with equity contributions by the other partners and a $787 million limited recourse long-term debt facility secured by the vessels.

Joint Venture Award to Supply Six LNG Carrier Newbuildings for the Yamal LNG Project

On July 8, 2014, we, through a new 50/50 joint venture with China LNG (or the Yamal Joint Venture), finalized agreements with Yamal Trade Pte. Ltd., a wholly-owned subsidiary of JSC Yamal LNG, to provide six internationally-flagged icebreaker LNG carrier newbuildings for the Yamal LNG Project, which is located on the Yamal Peninsula in Northern Russia. The Yamal LNG Project will be supplied from the South-Tambey onshore gas field. The project is expected to consist of three LNG trains, each with a capacity of 5.5 million metric tons of LNG annually, for a total expected annual capacity of up to 16.5 million metric tons. The first LNG train is scheduled to commence commercial operations in early 2018, with the remaining two expected to commence commercial operations in early 2019 and early 2020. We understand that nearly all of the expected LNG production output of the project has already been agreed to be purchased by affiliates of the JSC Yamal LNG joint venture partners and other third parties.

The project will be operated by JSC Yamal LNG, which is a joint venture between Russia-based Novatek OAO (60 percent), France-based Total SA (20 percent) and China-based China National Petroleum Corporation (20 percent). Novatek is the largest Russian independent natural gas producer and the second largest natural gas producer in Russia. Total SA, which has operations in over 130 countries, is one of the largest energy companies in the world. China National Petroleum Corporation, which operates in over 70 countries, is China’s largest oil and gas producer and supplier.

We believe that our participation in the Yamal LNG Project will, in addition to meeting our core strategy of entering into accretive long-term, fixed-rate time-charter contracts, further highlight us as a leader in LNG shipping and strengthen our relationships with the project sponsors and China LNG.

The Yamal Joint Venture will provide six of the 15 ARC7 LNG carriers that will service the Yamal LNG Project. These six 172,410 cubic meter newbuildings will be constructed by Daewoo Shipbuilding & Marine Engineering Co., Ltd. of South Korea for a total fully built-up cost of approximately $2.1 billion. The vessels, which will be constructed with maximum 2.1 meter icebreaking capabilities in both the forward and reverse directions, are scheduled to deliver at various times between the first quarter of 2018 and first quarter of 2020. Upon their deliveries, the six LNG carriers will each operate under fixed-rate time-charter contracts with Yamal Trade Pte. Ltd. until December 31, 2045, plus extension options.

The Yamal Joint Venture expects to finance a portion of the vessels with equity contributions from us and China LNG and the balance from long-term debt financing to be secured prior to the vessels’ scheduled deliveries. We expect to use a portion of the proceeds of this offering to make our first equity contribution for the project. The majority of payments due under the shipbuilding contracts is deferred until the vessels are delivered.

The Yamal LNG Project is one of the most extensive LNG projects ever undertaken. In addition to the LNG trains, the Yamal LNG Project also will include LNG storage tanks, an airport and harbor infrastructure in the port of Sabetta. The construction of the infrastructure is well advanced, with more than 3,000 personnel actively involved on site. In addition to equity contributed or to be contributed by the project sponsors, JSC Yamal LNG expects the balance of the project’s capital cost to be financed through long-term debt financing from various sources.

The JSC Yamal LNG project sponsors have provided limited guarantees to the Yamal Joint Venture on a several basis. These guarantees are callable by the Yamal Joint Venture upon certain trigger events occurring, including, among other things, in the event that sanctions affect the Yamal Joint Venture’s ability to secure and maintain vessel financing. These guarantees end upon the commencement of commercial operations of the first LNG train for the project. The Yamal Joint Venture and other parties providing ARC7 LNG shipping for the project will be paid in a preferential position from the cash flows generated from the Yamal LNG Project.

THE OFFERING

Issuer	Teekay LNG Partners L.P.

Common units offered by us	2,800,000 common units. 3,220,000 common units if the underwriters exercise in full their option to purchase up to an additional 420,000 common units.

Units outstanding after this offering	77,012,891 common units. 77,432,891 common units if the underwriters exercise their option to purchase additional common units in full.

Use of proceeds	We intend to use the net proceeds of approximately $127.3 million ($146.4 million if the underwriters exercise in full their option to purchase additional common units) from this offering, including our general partner’s related capital contribution of $2.5 million ($2.9 million if the underwriters exercise in full their option to purchase additional common units), to fund the equity portion of our first installment payment of approximately $95 million for the Yamal Joint Venture’s order of six newbuilding LNG carriers for the Yamal LNG Project and to fund a portion of five M-type, Electronically Controlled, Gas Injection (or MEGI) newbuildings. Pending application of the proceeds toward our MEGI newbuildings, we will temporarily reduce indebtedness under one of our revolving credit facilities which is available for general partnership purposes. Please read “Use of Proceeds.”

Estimated ratio of taxable income to distributions	We estimate that if you hold the common units you purchase in this offering through December 31, 2017 you will be allocated, on a cumulative basis, an amount of U.S. federal taxable income for that period that will be 20% or less of the cash distributed to you with respect to that period. For a discussion of the basis for this estimate and of factors that may affect our ability to achieve this estimate, please read “Material United States Federal Income Tax Considerations— Ratio of Taxable Income to Distributions.”

New York Stock Exchange symbol	TGP

Material tax considerations	For a discussion of material U.S. federal income tax considerations and material non-U.S. tax considerations, please read “Material United States Federal Income Tax Considerations” and “Non-United States Tax Considerations.”

RISK FACTORS

An investment in our common units involves a significant degree of risk. Although many of our business risks are comparable to those of a corporation engaged in a similar business, limited partner interests are inherently different from the capital stock of a corporation. Before investing in our common units, you should carefully consider all information included or incorporated by reference in this prospectus, including the risks discussed under the heading “Risk Factors” below and in the accompanying prospectus and in our latest Annual Report on Form 20-F filed with the SEC, which is incorporated by reference into this prospectus. In addition, you should read “Material United States Federal Income Tax Considerations” in this prospectus supplement and in the accompanying base prospectus for a more complete discussion of expected material U.S. federal income tax consequences of owning and disposing of our securities.

If any of these risks were to occur, our business, financial condition, operating results or cash flows could be materially adversely affected. In that case, we may be unable to pay distributions on our common units, the trading price of our common units may decline, and you could lose all or part of your investment.

Business Risks

The Yamal LNG carrier newbuildings are customized vessels and our financial condition, results of operations and ability to make distributions on our common units could be substantially affected if the Yamal LNG Project is not completed.

The LNG carrier newbuildings ordered by the Yamal Joint Venture will be specifically built for the Arctic requirements of the Yamal LNG project and will have limited redeployment opportunities to operate as conventional trading LNG carriers if the project is abandoned or cancelled. If the project is abandoned or cancelled for any reason, either before or after commencement of operations, the Yamal Joint Venture may be unable to reach a settlement agreement with the shipyard allowing for the termination of the shipbuilding contracts (given that no such optional termination right exists thereunder), change the vessel specifications to reflect those applicable to more conventional LNG carriers and which do not incorporate ice-breaking capabilities, or find suitable alternative employment for the newbuilding vessels on a long-term basis with other LNG projects or otherwise.

The Yamal LNG Project may be abandoned or not completed for various reasons, including, among others:

•	failure of the project to obtain debt financing;

•	failure to achieve expected operating results;

•	changes in demand for LNG;

•	adverse changes in Russian regulations or governmental policy relating to the project or the export of LNG;

•	technical challenges of completing and operating the complex project, particularly in extreme Arctic conditions;

•	labor disputes; and

•	environmental regulations or potential claims.

If the project is not completed or is abandoned, proceeds from limited JSC Yamal LNG project sponsor guarantees and potential alternative employment, if any, of the vessels and from potential sales of components and scrapping of the vessels likely would fall substantially short of the cost to the Yamal Joint Venture of the vessels. Any such shortfall could have a material adverse effect on our financial condition, results of operations and ability to make distributions on our common units.

Sanctions against key participants in the Yamal LNG Project could impede completion or performance of the Yamal LNG Project, which could have a material adverse effect on us.

The U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) recently placed Novatek, a 60 percent owner of the Yamal LNG Project, on the Sectoral Sanctions Identifications List. OFAC also previously imposed sanctions on an investor in Novatek, which sanctions remain in effect. The restrictions on Novatek prohibit U.S. persons from participating in debt financing transactions of greater than 90 day maturity by Novatek and, by virtue of Novatek’s 60% ownership interest, the Yamal LNG Project. To the extent the Yamal LNG Project or Novatek are dependent on financing involving participation by U.S. persons, these OFAC actions could have a material adverse effect on the ability of the Yamal LNG Project to be completed or perform as expected. In addition, the European Council stated that it intends to impose additional sanctions against Russia by the end of July 2014 and that it would ask the European Investment Bank to suspend new investments in Russia. Furthermore, OFAC and other governments or organizations may impose additional sanctions on Novatek, the Yamal LNG Project or other project participants, which may further hinder the ability of the Yamal LNG Project to receive necessary financing. Although we believe that we are in compliance with all applicable sanctions laws and regulations, and intend to maintain such compliance, these sanctions have just been imposed and the scope of these laws may be subject to changing interpretation. Future sanctions may prohibit the Yamal Joint Venture from performing under its contracts with the Yamal LNG Project, which could have a material adverse effect on our financial condition, results of operations and ability to make distributions on our common units.

Failure of the Yamal LNG Project to achieve expected results could lead to a default under the time-charter contracts by the charter party.

The charter party under the Yamal Joint Venture’s time-charter contracts for the Yamal LNG Project is Yamal Trade Pte. Ltd., a wholly-owned subsidiary of JSC Yamal LNG, the project’s sponsor. If the Yamal LNG Project does not achieve expected results, the risk of charter party default may increase. Any such default could adversely affect our results of operations and ability to make distributions on our common units. If the charter party defaults on the time-charter contracts, we may be unable to redeploy the vessels under other time-charter contracts or may be forced to scrap the vessels.

Neither the Yamal Joint Venture nor our joint venture partner may obtain financing for the six LNG carrier newbuildings for the Yamal LNG Project.

The Yamal Joint Venture does not have in place financing for the six LNG carrier newbuildings that will service the Yamal LNG Project. The estimated total fully built-up cost for the vessels is approximately $2.1 billion. If the Yamal Joint Venture is unable to obtain debt financing for the vessels on acceptable terms, if at all, or if our joint venture partner fails to fund its portion of the newbuilding financing, we may be unable to purchase the vessels and participate in the Yamal LNG Project.

Tax Risks

The decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. v. United States creates some uncertainty as to whether we will be classified as a partnership for U.S. federal income tax purposes.

In order for us to be classified as a partnership for U.S. federal income tax purposes, more than 90% of our gross income each year must be “qualifying income” under Section 7704 of the U.S. Internal Revenue Code of 1986, as amended (the Code). For this purpose, “qualifying income” includes income from providing marine transportation services to customers with respect to crude oil, natural gas and certain products thereof, but may not include rental income from leasing vessels to customers.

The decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009) held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the Internal Revenue Service (or IRS) stated in an Action on Decision (AOD 2010-001) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for purposes of the passive foreign investment company provisions of the Code. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing “qualifying income” under Section 7704 of the Code, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the “qualifying income” provisions under Section 7704 of the Code. Nevertheless, our counsel, Perkins Coie LLP, is of the opinion that our time charter income should be “qualifying income” within the meaning of Section 7704(d) of the Code and that we should be classified as a partnership for U.S. federal income tax purposes. No assurance can be given, however, that the opinion of Perkins Coie LLP would be sustained by a court if contested by the IRS. As such, there is some uncertainty regarding the status of our time charter income as “qualifying income” and therefore some uncertainty as to whether we will be classified as a partnership for U.S. federal income tax purposes. Please read “Material United States Federal Income Tax Considerations—Classification as a Partnership.”

USE OF PROCEEDS

We expect to receive net proceeds of approximately $127.3 million from the sale of common units we are offering (including from our general partner’s related capital contribution to maintain its 2% general partner interest in us) after deducting the underwriting discount and estimated expenses payable by us. We expect to receive net proceeds of approximately $146.4 million if the underwriters’ option to acquire additional common units is exercised in full, including proceeds from our general partner’s related capital contribution.

We intend to use the net proceeds from our sale of common units covered by this prospectus, including any net proceeds received from the underwriters’ exercise of their option (and the related capital contribution by our general partner of $2.5 million ($2.9 million if the underwriters exercise in full their option to purchase additional common units)) to fund the equity portion of our first installment payment of approximately $95 million for the Yamal Joint Venture’s order of six newbuilding LNG carriers for the Yamal LNG Project and to fund a portion of five MEGI newbuildings. Pending application of the proceeds toward our MEGI newbuildings, we will temporarily reduce indebtedness under one of our revolving credit facilities, which is available for general partnership purposes, including funding installment payments on future newbuilding deliveries and future vessel acquisitions. This credit facility has a fluctuating interest rate based on the London Interbank Offered Rate (LIBOR) plus 0.55% and matures in August 2018.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2014 on an historical basis and on an as adjusted basis to give effect to this offering, the capital contribution by our general partner to maintain its 2% general partner interest in us, and the repayment of one of our credit facilities with the estimated net proceeds therefrom. Please read “Use of Proceeds.”

The historical data in the table is derived from and should be read in conjunction with our consolidated financial statements, including accompanying notes, incorporated by reference in this prospectus. You should also read this table in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto, which are incorporated by reference herein from our Annual Report on Form 20-F for the year ended December 31, 2013 and our Report on Form 6-K for the quarterly period ended March 31, 2014.

	As of March 31, 2014
	Actual	As adjusted(1)
	(in thousands)
Cash and cash equivalents	$94,824	$190,107
Restricted cash(2)	498,208	$498,208

Total cash and restricted cash	$593,032	$688,315

Long-term debt, including current portion:
Long-term debt	$1,759,018	$1,727,030
Long-term obligations under capital leases(2)	566,603	566,603

Total long-term debt	2,325,621	2,293,633
Equity:
Non-controlling interest	36,274	36,274
Partners’ equity	1,371,423	1,498,694
Accumulated other comprehensive income (loss)	(421)	(421)

Total capitalization	$3,732,897	$3,828,180

(1)	Assumes the underwriters have not exercised their option to purchase additional common units.
(2)	Under certain capital lease arrangements, we maintain restricted cash deposits that, together with interest earned on the deposits, will equal the remaining scheduled payments we owe under our capital leases. The interest we receive from these deposits is used solely to pay interest associated with our capital leases, and the amount of interest we receive approximates the amount of interest we pay on our capital leases.

PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

Our common units are listed for trading on the New York Stock Exchange under the symbol “TGP.”

The following table sets forth, for the periods indicated, the high and low sales price per common unit, as reported on the New York Stock Exchange, and the amount of quarterly cash distributions declared per unit. The closing sales price of our common units on the New York Stock Exchange on July 17, 2014 was $46.95 per common unit.

	Price ranges		Quarterly cash
	High	Low	distributions(1)
Years Ended
December 31, 2013	$45.42	$37.73
December 31, 2012	$42.26	$33.50
December 31, 2011	$41.50	$28.61
December 31, 2010	$38.25	$19.75
December 31, 2009	$26.91	$15.02
Quarters Ended
June 30, 2014	$46.69	$41.35	$0.6918
March 31, 2014	$42.92	$39.03	$0.6918
December 31, 2013	$44.96	$38.17	$0.6918
September 30, 2013	$45.42	$41.17	$0.6750
June 30, 2013	$45.06	$38.32	$0.6750
March 31, 2013	$42.60	$37.73	$0.6750
December 31, 2012	$38.60	$34.50	$0.6750
September 30, 2012	$41.41	$37.00	$0.6750
June 30, 2012	$42.26	$34.68	$0.6750
March 31, 2012	$40.44	$33.50	$0.6750
Months Ended
July 31, 2014(2)	$47.19	$45.28
June 30, 2014	$46.69	$43.60
May 31, 2014	$44.32	$42.46
April 30, 2014	$44.33	$41.35
March 30, 2014	$41.96	$39.35
February 31, 2014	$41.99	$39.03
January 30, 2014	$42.92	$39.30

(1)	Distributions are shown for the quarter with respect to which they were declared. Cash distributions were declared and paid within 45 days following the close of each quarter.
(2)	Based on the trading prices for the period July 1 to July 17, 2014.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

For a discussion of the material U.S. federal income tax considerations associated with our operations and the purchase, ownership and disposition of our common units, please read “Item 10—Additional Information—Taxation—United States Tax Consequences” in our most recent Annual Report on Form 20-F, and “Material United States Federal Income Tax Considerations” beginning on page 20 of the accompanying base prospectus, both of which are incorporated by reference into this prospectus. These discussions should be read in conjunction with the risk factors included under the caption “Tax Risks” in the accompanying base prospectus and in our most recent Annual Report on Form 20-F.

The tax consequences to you of an investment in our common units will depend, in part, on your own tax circumstances. You are urged to consult with your own tax advisor about the federal, state, local and foreign tax consequences particular to your circumstances.

Classification as a Partnership

For purposes of U.S. federal income taxation, a partnership is not a taxable entity, and although it may be subject to withholding taxes on behalf of its partners under certain circumstances, a partnership itself incurs no U.S. federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss, deduction and credit of the partnership in computing his U.S. federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner generally are not taxable unless the amount of cash distributed exceeds the partner’s adjusted tax basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that a publicly traded partnership generally will be treated as a corporation for U.S. federal income tax purposes. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to a publicly traded partnership whose “qualifying income” represents 90% or more of its gross income for every taxable year. Qualifying income includes income and gains derived from the transportation and storage of crude oil, natural gas and products thereof, including liquefied natural gas. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of qualifying income, including stock. We have received a ruling from the Internal Revenue Service (or IRS) that we requested in connection with our initial public offering that the income we derive from transporting LNG and crude oil pursuant to time charters existing at the time of our initial public offering is qualifying income within the meaning of Section 7704. A ruling from the IRS, while generally binding on the IRS, may under certain circumstances be revoked or modified by the IRS retroactively. With respect to income that is not covered by the IRS ruling, we will rely upon the opinion of Perkins Coie LLP as to whether the income is qualifying income.

We estimate that less than 5% of our current income is not qualifying income; however, this estimate could change from time to time for various reasons. Because we have not received an IRS ruling or an opinion of counsel that any (1) income we derive from transporting crude oil, natural gas and products thereof, including LNG, pursuant to bareboat charters or (2) income or gain we recognize from foreign currency transactions, is qualifying income, we currently are treating income from those sources as non-qualifying income. Under some circumstances, such as a significant change in foreign currency rates, the percentage of income or gain from foreign currency transactions in relation to our total gross income could be substantial. We do not expect income or gains from these sources and other income or gains that are not qualifying income to constitute 10% or more of our gross income for U.S. federal income tax purposes. However, it is possible that the operation of certain of our vessels pursuant to bareboat charters could, in the future, cause our non-qualifying income to constitute 10% or more of our future gross income if such vessels were held in a pass-through structure. In order to preserve our status as a partnership for U.S. federal income tax purposes, we have received a ruling from the IRS that effectively allows us to conduct our bareboat charter operations in a subsidiary corporation.

Perkins Coie LLP is of the opinion that, based upon the Internal Revenue Code, Treasury Regulations thereunder, published revenue rulings and court decisions, the IRS ruling and representations described below, we should be classified as a partnership for U.S. federal income tax purposes.

In rendering its opinion, Perkins Coie LLP has relied on factual representations made by us and the general partner, including:

•	We have not elected and will not elect to be treated as a corporation for U.S. federal income tax purposes; and

•	For each taxable year, at least 90% of our gross income will be either (a) income to which the IRS ruling described above applies or (b) income of a type that Perkins Coie LLP has opined or will opine should be “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

Please read “Material United States Federal Income Tax Considerations—Possible Classification as a Corporation” in the accompanying base prospectus for a discussion of the consequences of our failing to be treated as a partnership.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through December 31, 2017, will be allocated an amount of U.S. federal taxable income for that period that will be 20% or less of the cash distributed with respect to that period. These estimates are based upon (1) assumptions as to the amount of our gross income from operations and distributions on all units, (2) the assumption that subsequent issuances of units, if any, during the period ending December 31, 2017 will not be made under circumstances that would increase the ratio of taxable income allocated to units issued in this offering to distributions during the period ending December 31, 2017 above 20%, (3) assumptions as to the amount of income we will earn from deposits with shipbuilders and from our subsidiaries classified as corporations for U.S. federal income tax purposes, which under the passive loss rules, generally cannot be offset by our losses (please read “Material United States Federal Income Tax Considerations—Consequences of Unit Ownership—Limitations on Deductibility of Losses” in the accompanying base prospectus), (4) assumptions that our subsidiary that is classified as a corporation for U.S. federal income tax purposes is not and will not be treated as a passive foreign investment companies (or PFIC) and (5) other assumptions with respect to capital expenditures, foreign currency translation income, gains on foreign currency transactions, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current U.S. federal income tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that the actual ratio of taxable income allocated to units in this offering to cash distributions on the common units during the period ending December 31, 2017 will not be materially greater than our estimate of 20% or less. For example, the ratio of allocable taxable income to cash distributions could be greater, and perhaps substantially greater, than 20% with respect to the period described above if:

•	gross income from operations exceeds the amount required to make our current level of distributions on all units, yet we continue to make distributions at the current levels; or

•	we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that either is not eligible for depreciation or amortization for U.S. federal income tax purposes or is depreciable or amortizable, or produces deductions, at a rate significantly slower than the rate applicable to our assets at the time of this offering.

If the ratio of allocable taxable income to cash distributions were to be materially greater than our estimate, the value of the common units could be materially adversely affected.

NON-UNITED STATES TAX CONSIDERATIONS

Marshall Islands Tax Considerations

The following discussion is based upon the opinion of Watson, Farley & Williams LLP, our counsel as to matters of the laws of the Republic of The Marshall Islands, and the current laws of the Republic of The Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of The Marshall Islands.

Because we and our subsidiaries do not, and we do not expect that we or any of our subsidiaries will, conduct business or operations in the Republic of The Marshall Islands, and because all documentation related to this offering will be executed outside of the Republic of The Marshall Islands, under current Marshall Islands law holders of our common units will not be subject to Marshall Islands taxation or withholding on distributions, including upon a return of capital, we make to our unitholders. In addition, our unitholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common units, and they will not be required by the Republic of The Marshall Islands to file a tax return relating to the common units.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of an investment in us. Accordingly, each prospective unitholder is urged to consult its tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and non-U.S., as well as U.S. federal tax returns, that may be required of such unitholder.

Canadian Federal Income Tax Considerations

The following discussion is a summary of the material Canadian federal income tax considerations under the Income Tax Act (Canada) (or the Canada Tax Act), as of the date of this prospectus, that we believe are relevant to holders of common units who, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (or the Canada-U.S. Treaty), are at all relevant times resident in the United States and entitled to all of the benefits of the Canada-U.S. Treaty and who deal at arm’s length with us and Teekay Corporation (or U.S. Resident Holders). This discussion takes into account all proposed amendments to the Canada Tax Act and the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and assumes that such proposed amendments will be enacted substantially as proposed. However, no assurance can be given that such proposed amendments will be enacted in the form proposed or at all. This discussion assumes that we are, and will continue to be, classified as a partnership for United States federal income tax purposes.

We are considered to be a partnership under Canadian federal income tax law and therefore not a taxable entity for Canadian income tax purposes. A U.S. Resident Holder will not be liable to tax under the Canada Tax Act on any income or gains allocated by us to the U.S. Resident Holder in respect of such U.S. Resident Holder’s common units, provided that, for purposes of the Canada-U.S. Treaty, (a) we do not carry on business through a permanent establishment in Canada and (b) such U.S. Resident Holder does not hold such common units in connection with a business carried on by such U.S. Resident Holder through a permanent establishment in Canada.

A U.S. Resident Holder will not be liable to tax under the Canada Tax Act on any income or gain from the sale, redemption or other disposition of such U.S. Resident Holder’s common units, provided that, for purposes of the Canada-U.S. Treaty, such common units do not, and did not at any time in the twelve-month period preceding the date of disposition, form part of the business property of a permanent establishment in Canada of such U.S. Resident Holder.

We believe that our activities and affairs are conducted in such a manner that we are not carrying on business in Canada and that U.S. Resident Holders should not be considered to be carrying on business in Canada for purposes of the Canada Tax Act or the Canada-U.S. Treaty solely by reason of the acquisition, holding, disposition or redemption of common units. We intend that this is and continues to be the case, notwithstanding that Teekay Shipping Limited (a subsidiary of Teekay Corporation that is resident and based in Bermuda) provides certain services to Teekay LNG Partners L.P. and obtains some or all such services under subcontracts with Canadian service providers. If the arrangements we have entered into result in our being considered to carry on business in Canada for purposes of the Canada Tax Act, U.S. Resident Holders would be considered to be carrying on business in Canada and may be required to file Canadian tax returns and would be subject to taxation in Canada on any income from such business that is considered to be attributable to a permanent establishment in Canada for purposes of the Canada-U.S. Treaty.

Although we do not intend to do so, there can be no assurance that the manner in which we carry on our activities will not change from time to time as circumstances dictate or warrant in a manner that may cause U.S. Resident Holders to be carrying on business in Canada for purposes of the Canada Tax Act. Further, the relevant Canadian federal income tax law may change by legislation or judicial interpretation and the Canadian taxing authorities may take a different view than we have of the current law.

It is the responsibility of each U.S. Resident Holder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, including Canada, of an investment in us. Accordingly, each prospective U.S. Resident Holder is urged to consult, and depend upon, such unitholder’s tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each U.S. Resident Holder to file all state, local and non-U.S., as well as U.S. federal tax returns, that may be required of such unitholder.

UNDERWRITING

Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC are acting as joint book-running managers of this offering. Subject to the terms and conditions stated in the underwriting agreement, dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of common units set forth opposite the underwriter’s name.

Underwriter	Number of Common Units
Citigroup Global Markets Inc.	1,400,000
Credit Suisse Securities (USA) LLC	1,400,000

Total	2,800,000

The underwriting agreement provides that the obligations of the underwriters to purchase the units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the units (other than those covered by their option to purchase additional units described below) if they purchase any of the units.

The underwriters propose to offer the common units offered hereby from time to time for sale in one or more transactions on the New York Stock Exchange, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt of acceptance by it and subject to its right to reject any order in whole or in part. The underwriters may effect such transactions by selling the common units to or through dealers and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or purchasers of common units for whom they may act as agents or to whom they may sell as principal. The difference between the price at which the underwriters purchase common units and the price at which the underwriters resell such common units may be deemed underwriting compensation.

If the underwriters sell more units than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 420,000 additional common units at the price per unit set forth on the cover page of this prospectus supplement. To the extent the option is exercised, each underwriter must purchase a number of additional units approximately proportionate to that underwriter’s initial purchase commitment. Any units issued or sold under the option will be issued and sold on the same terms and conditions as the other units that are the subject of this offering.

We, together with Teekay Holdings Limited and our general partner and the executive officers and directors of our general partner, have agreed that, for a period of 60 days from the date of this prospectus supplement, we and they will not, without the prior written consent of the underwriters, dispose of or hedge any of our common units or any securities convertible into or exchangeable for our common units. The underwriters in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. The restrictions described in this paragraph do not apply to gifts to family members or charitable organizations that agree to be bound by these restrictions.

Our common units are traded on the New York Stock Exchange under the symbol “TGP.”

We estimate that our portion of the total expenses of this offering will be approximately $300,000 (exclusive of underwriting discounts).

In connection with the offering, the underwriters may purchase and sell common units in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters’ option to purchase additional common units, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of common units than they are required to purchase in the offering.

•	“Covered” short sales are sales of common units in an amount up to the number of common units represented by the underwriters’ option to purchase additional common units.

•	“Naked” short sales are sales of common units in an amount in excess of the number of common units represented by the underwriters’ option to purchase additional common units.

•	Covering transactions involve purchases of common units either pursuant to the underwriters’ option to purchase additional common units or in the open market after the distribution has been completed in order to cover short positions.

•	To close a naked short position, the underwriters must purchase common units in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•	To close a covered short position, the underwriters must purchase common units in the open market after the distribution has been completed or must exercise the option to purchase additional common units. In determining the source of common units to close the covered short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the underwriters’ option to purchase additional common units.

•	Stabilizing transactions involve bids to purchase common units so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the common units. They may also cause the price of the common units to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Because the Financial Industry Regulatory Authority (or FINRA) views the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with FINRA Rule 2310. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have engaged and may engage in commercial and investment banking transactions with Teekay Corporation and its affiliates, our general partner and us in the ordinary course of its business. They have received and may receive customary compensation and expenses for these commercial and investment banking transactions. Affiliates of Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC, participate in credit facilities, interest rate swaps, leasing services or other financing arrangements with certain of our subsidiaries, for which they have or will receive customary fees.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The underwriters may agree to allocate a number of common units for sale to their online brokerage account holders. The underwriters will allocate units on the same basis as other allocations. In addition, common units may be sold by the underwriters to securities dealers who resell units to online brokerage account holders.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by any underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus supplement forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Selling Restrictions

Notice to Prospective Investors in the EEA

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), other than Germany, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of securities shall require us or underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state), and includes any relevant implementing measure in each relevant member state. The expression “2010 PD Amending Directive” means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

Notice to Prospective Investors in the United Kingdom

Our partnership may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000 (FSMA) that is not a “recognised collective investment scheme” for the purposes of FSMA (CIS) and that has not been authorised or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is only being distributed in the United Kingdom to, and is only directed at:

(1) if our partnership is a CIS and is marketed by a person who is an authorised person under FSMA, (a) investment professionals falling within Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) (Exemptions) Order 2001, as amended (the CIS Promotion Order) or (b) high net worth companies and other persons falling within Article 22(2)(a) to (d) of the CIS Promotion Order; or

(2) otherwise, if marketed by a person who is not an authorised person under FSMA, (a) persons who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the Financial Promotion Order) or (b) Article 49(2)(a) to (d) of the Financial Promotion Order; and

(3) in both cases (1) and (2) to any other person to whom it may otherwise lawfully be made (all such persons together being referred to as “relevant persons”).

Our partnership’s common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of any common units which are the subject of the offering contemplated by this prospectus will only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to our partnership.

Notice to Prospective Investors in Switzerland

This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. Our common units are not being offered to the public in Switzerland, and neither this prospectus, nor any other offering materials relating to our common units may be distributed in connection with any such public offering. We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006 (CISA). Accordingly, our common units may not be offered to the public in or from Switzerland, and neither this prospectus, nor any other offering materials relating to our common units, may be made available through a public offering in or from Switzerland. Our common units may only be offered and this prospectus may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

Notice to Prospective Investors in Germany

This prospectus has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Capital Investment Act (Vermögensanlagengesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute our common units in Germany. Consequently, our common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this prospectus and any other document relating to the offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of our common units to the public in Germany or any other means of public marketing. Our common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 2 no. 4 of the German Capital Investment Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

The offering does not constitute an offer to sell or the solicitation of an offer to buy our common units in any circumstances in which such offer or solicitation is unlawful.

Notice to Prospective Investors in the Netherlands

Our common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Notice to Prospective Investors in Hong Kong

The common units have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the common units has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to common units which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the common units may only be made to persons (the “Exempt Investors”), who are:

•	“sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act; and

•	“wholesale clients” (within the meaning of section 761G of the Corporations Act),

so that it is lawful to offer the common units without disclosure to investors under Chapters 6D and 7 of the Corporations Act.

The common units applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapters 6D and 7 of the Corporations Act would not be required pursuant to an exemption under both section 708 and Subdivision B of Division 2 of Part 7.9 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapters 6D and 7 of the Corporations Act. Any person acquiring common units must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Perkins Coie LLP, Portland, Oregon. The validity of the common units offered hereby and certain other legal matters with respect to the laws of the Republic of The Marshall Islands will be passed upon for us by our counsel as to Marshall Islands law, Watson, Farley & Williams LLP. Baker Botts L.L.P., Houston, Texas, will pass upon certain legal matters in connection with the offering on behalf of the underwriters.

EXPERTS

The consolidated financial statements of Teekay LNG Partners L.P. as of December 31, 2013 and 2012, and for each of the years in the three-year period ended December 31, 2013, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2013, and the consolidated financial statements of Malt LNG Netherlands Holdings B.V. as of December 31, 2013 and 2012, and for each of the years then ended, filed as Exhibit 15.2 in the Teekay LNG Partners L.P. Annual Report on Form 20-F, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-3 regarding the securities covered by this prospectus supplement. This prospectus supplement does not contain all of the information found in the registration statement. For further information regarding us and the securities offered in this prospectus supplement, you may wish to review the full registration statement, including its exhibits. In addition, we file annual, quarterly and other reports with and furnish information to the SEC. You may inspect and copy any document we file with or furnish to the SEC at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at that address, at prescribed rates, or from the SEC’s web site at www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. You can also obtain information about us at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

As a foreign private issuer, we are exempt under the U.S. Securities Exchange Act of 1934 (or the Exchange Act) from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal unitholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we intend to make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. The information incorporated by reference is an important part of this prospectus. Information that we later provide to the SEC, and which is deemed to be “filed” with the SEC, automatically will update information previously filed with the SEC, and may replace information in this prospectus.

We incorporate by reference into this prospectus the documents listed below:

•	our Annual Report on Form 20-F for the year ended December 31, 2013;

•	our Report on Form 6-K furnished to the SEC on May 27, 2014;

•	all of our subsequent Reports on Form 6-K filed prior to the termination of this offering that we identify in such Reports as being incorporated by reference into the registration statement of which this prospectus is a part; and

•	the description of our common units contained in our Registration Statement on Form 8-A/A filed on May 13, 2011, including any subsequent amendments or reports filed for the purpose of updating such description.

These reports contain important information about us, our financial condition and our results of operations.

You may obtain any of the documents incorporated by reference in this prospectus from the SEC through its public reference facilities or its website at the addresses provided above. You also may request a copy of any document incorporated by reference in this prospectus (excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference in this document), at no cost by visiting our website at www.teekaylng.com, or by writing or calling us at the following address:

Teekay LNG Partners L.P.

4th Floor, Belvedere Building

69 Pitts Bay Road Hamilton,

HM 08, Bermuda

Attn:

Corporate Secretary

(441) 298-2530

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document. The information contained in our website is not part of this prospectus.

EXPENSES

The following table sets forth estimated costs and expenses, other than any underwriting discounts and commissions, we expect to incur in connection with the issuance and distribution of the common units covered by this prospectus. Other than the U.S. Securities and Exchange Commission registration fee which is set forth in the base prospectus, all amounts are estimated.

Legal fees and expenses	$200,000
Accounting fees and expenses	$56,000
Printing costs	$19,000
Transfer agent fees	$5,000
Miscellaneous	$20,000

Total	$300,000

PROSPECTUS

Teekay LNG Partners L.P.

Teekay LNG Finance Corp.

Common Units

Preferred Units

Convertible Preferred Units

Debt Securities

Convertible Debt Securities

We may, from time to time, offer to sell common units, preferred units, convertible preferred units, debt securities or convertible debt securities. We refer to our common units, preferred units, convertible preferred units, debt securities and convertible debt securities collectively as the “securities.” The securities we may offer may be convertible into or exercisable or exchangeable for other securities. We may offer the securities separately or together, in separate series or classes and in amounts, at prices and on terms described in one or more supplements to this prospectus. In addition, this prospectus may be used, from time to time, to offer our common units for the account of selling unitholders.

This prospectus describes some of the general terms that may apply to these securities. Each time we sell securities, the specific terms of the securities to be offered, and any other information relating to a specific offering, will be set forth in an amendment to the registration statement of which this prospectus is a part, or in a supplement to this prospectus, or may be set forth in one or more documents incorporated by reference in this prospectus.

We may offer and sell these securities, or selling unitholders may offer and sell our common units, to or through one or more underwriters, dealers and agents, or directly to purchasers, or through other means, on a continuous or delayed basis. If any underwriters are involved in the sale of any securities offered by this prospectus and any prospectus supplement, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or may be calculable from the information set forth, in the applicable prospectus supplement.

You should read this prospectus and any prospectus supplement carefully before you invest in any of our securities. This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

Our common units are traded on the New York Stock Exchange under the symbol “TGP.” On July 16, 2014, the last reported sale price of our common units on the New York Stock Exchange was $47.19 per unit.

Investing in our securities involves a high degree of risk. In addition, limited partnerships are inherently different than corporations. You should carefully consider the section entitled “Forward-Looking Statements” contained on page 4 and each of the factors described under “Risk Factors” beginning on page 6 of this prospectus before you make an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

July 17, 2014

You should rely only on the information contained in this prospectus, any prospectus supplement and the documents incorporated by reference into this prospectus. We have not authorized anyone else to give you different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are not offering these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus or any prospectus supplement, as well as the information we previously filed or hereafter file with the U.S. Securities and Exchange Commission (or SEC) that is incorporated by reference into this prospectus, is accurate as of any date other than its respective date. We will disclose material changes in our affairs in an amendment to this prospectus, a prospectus supplement or a future filing with the SEC incorporated by reference in this prospectus.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F-3 that we have filed with the SEC using a “shelf” registration process. Under this shelf registration process, (a) we may sell from time to time any combination of the common units, preferred units, convertible preferred units, debt securities or convertible debt securities described in this prospectus in one or more offerings and (b) selling unitholders may sell from time to time our common units in one or more offerings. This prospectus generally describes us and the securities that may be offered. Each time we or selling unitholders offer securities with this prospectus, we will provide this prospectus and a prospectus supplement that will describe, among other things, the specific amounts and prices of the securities being offered and the terms of the offering. The prospectus supplement may also add to, update or change information in this prospectus. If information varies between this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. No limit exists on the aggregate amount of the securities we or selling unitholders may sell pursuant to the registration statement of which this prospectus is a part.

You should rely only on the information contained in this prospectus, any prospectus supplement, any written communication from us or any “free writing prospectus” we may authorize to be delivered to you and the documents incorporated by reference herein and therein. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities. You should not assume that the information contained in or incorporated by reference into this prospectus, any prospectus supplement or any “free writing prospectus” we may authorize to be delivered to you is accurate as of any date other than its respective date. Our business, financial condition, results of operations and prospects, as well as other information, may have changed since such dates.

Unless otherwise indicated, references in this prospectus to “Teekay LNG Partners,” “we,” “us” and “our” and similar terms refer to Teekay LNG Partners L.P. and/or one or more of its subsidiaries, except that those terms, when used in this prospectus in connection with the common or preferred units described herein, shall mean specifically Teekay LNG Partners L.P. and, when used in this prospectus in connection with debt securities, shall refer jointly to Teekay LNG Partners L.P. and Teekay LNG Finance Corp. References in this prospectus to “Teekay Corporation” refer to Teekay Corporation and/or any one or more of its subsidiaries.

Unless otherwise indicated, all references in this prospectus to “dollars” and “$” are to, and amounts are presented in, U.S. Dollars, and financial information presented in this prospectus is prepared in accordance with accounting principles generally accepted in the United States (or GAAP).

You should read carefully this prospectus, the applicable prospectus supplement, any applicable free writing prospectus, and the additional information described below under the headings “Where You Can Find More Information” and “Incorporation of Documents by Reference.”

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, included in or incorporated by reference into this prospectus and any prospectus supplements are “forward-looking statements”. The Private Securities Litigation Reform Act of 1995, as amended, provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. We and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “will,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology.

Forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events affecting us. Forward-looking statements are subject to risks, uncertainties and assumptions, including those risks discussed in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” set forth in other reports we file with the SEC and that are incorporated into this prospectus by reference. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. In addition, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement, and accordingly, you should not place undue reliance on forward-looking statements.

TEEKAY LNG PARTNERS L.P.

Teekay LNG Partners L.P. is an international provider of marine transportation services for liquefied natural gas (or LNG), liquefied petroleum gas (or LPG) and crude oil. We were formed in 2004 by Teekay Corporation (NYSE: TK), a leading provider of marine services to the global oil and natural gas industries, to expand its operations in the LNG shipping sector. Our primary growth strategy focuses on expanding our fleet of LNG and LPG carriers under long-term, fixed-rate time charters. In executing our growth strategy, we may engage in vessel or business acquisitions or enter into joint ventures and partnerships with companies that may provide increased access to emerging opportunities from the global expansion of the LNG and LPG sectors.

We seek to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue growth opportunities in the LNG and LPG shipping sectors and may consider other opportunities for which our competitive strengths are well suited. Our operating fleet operates primarily under long-term, fixed-rate charters.

We are structured as a publicly-traded master limited partnership. Teekay Corporation indirectly owns and controls our general partner and beneficially owns a 35.0% interest in us, including a 2% general partner interest.

Our operations are conducted through, and our operating assets are owned by, our subsidiaries. Our general partner, Teekay GP L.L.C., a Marshall Islands limited liability company, has an economic interest in us and manages our operations and activities.

Our general partner does not receive any management fee or other compensation in connection with its management of our business, but it is entitled to be reimbursed for all direct and indirect expenses incurred on our behalf. Pursuant to services agreements between us and our subsidiaries, on the one hand, and other subsidiaries of Teekay Corporation, on the other hand, the Teekay Corporation subsidiaries provide to us substantially all of our administrative services and to our subsidiaries substantially all of their strategic business development, advisory, ship management, technical and administrative services.

We are a limited partnership organized under the laws of the Republic of The Marshall Islands. Our principal executive offices are located at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton HM 08, Bermuda, and our phone number is (441) 298-2530. Our website address is www.teekaylng.com. The information contained in our website is not part of this prospectus.

TEEKAY LNG FINANCE CORP.

Teekay LNG Finance Corp. is a Marshall Islands corporation and wholly owned subsidiary of Teekay LNG Partners L.P. It has nominal assets and its activities are limited to acting as co-issuer of certain securities and engaging in other activities incidental thereto.

RISK FACTORS

Before investing in our securities, you should carefully consider all of the information included or incorporated by reference into this prospectus. Although many of our business risks are comparable to those of a corporation engaged in a similar business, limited partner interests are inherently different from the capital stock of a corporation. When evaluating an investment in any of our securities, you should carefully consider all information included in this prospectus, including those risks discussed under the caption “Risk Factors” in our latest Annual Report on Form 20-F, and if applicable, in our Reports on Form 6-K, filed with the SEC, which are incorporated by reference into this prospectus, and information included in any applicable prospectus supplement.

If any of these risks were to occur, our business, financial condition, operating results or cash flows could be materially adversely affected. In that case, we might be unable to pay distributions on our securities, the trading price of our securities could decline, and you could lose all or part of your investment.

Business Risks

Our joint venture arrangements impose obligations upon us but limit our control of the joint ventures, which may affect our ability to achieve our objectives.

For financial or strategic reasons, we conduct a portion of our business through joint ventures. Generally, we are obligated to provide proportionate financial support for the joint ventures although we may be unable to control ongoing operational decisions, including decisions with respect to timing and incurrence of expenses, which may reduce the amount of cash otherwise available for distribution by us or require us to incur additional indebtedness. Due to this limited control, we generally have less flexibility to pursue our own objectives through joint ventures than we would with our own subsidiaries. There is no assurance that our joint venture partners will continue their relationships with us in the future or that we will be able to achieve our financial or strategic objectives relating to the joint ventures and the markets in which they operate. In addition, our joint venture partners may have business objectives that are inconsistent with ours, experience financial and other difficulties that may affect the success of the joint venture, or be unable or unwilling to fulfill their obligations under the joint ventures, which may affect our financial condition or results of operations. Our inability, or limited ability, to control the operations and management of our joint ventures in which we have a partial ownership interest may result in our not receiving the amount of cash we expect to be distributed to us, which may reduce the amount of cash otherwise available for distribution.

If we are deemed an “investment company” under the U.S. Investment Company Act of 1940, it could have a material adverse effect on our business and the price of our common units.

Our assets include, among other things, partial ownership interests in TC LNG Shipping LLC, Pan Africa LNG Transportation Co. Ltd., Pan Americas LNG Transportation Co. Ltd., Pan Asia LNG Transportation Co. Ltd., Pan Europe LNG Transportation Co. Ltd., Exmar LPG BVBA, the Teekay LNG-Marubeni joint venture, the Angola Project joint venture, the Excalibur and Excelsior joint ventures, the RasGas 3 joint venture and the Teekay Tangguh joint venture. If a sufficient amount of our assets, or other assets acquired in the future, are deemed to be “investment securities” within the meaning of the Investment Company Act of 1940, we may have to register as an investment company under the Investment Company Act, claim an exemption, obtain exemptive relief from the SEC or modify our organizational structure or our contract rights. Registering as an investment company could, among other things, materially limit our ability to engage in transactions with affiliates, including the purchase and sale of certain securities or other property to or from our affiliates, restrict our ability to borrow funds or engage in other transactions involving leverage, and require us to add additional directors who are independent of us or our affiliates. The occurrence of some or all of these events would adversely affect the price of our common units and could have a material adverse effect on our business.

Tax Risks

The decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. v. United States creates some uncertainty as to whether we will be classified as a partnership for U.S. federal income tax purposes.

In order for us to be classified as a partnership for U.S. federal income tax purposes, more than 90% of our gross income each year must be “qualifying income” under Section 7704 of the U.S. Internal Revenue Code of 1986, as amended (the Code). For this purpose, “qualifying income” includes income from providing marine transportation services to customers with respect to crude oil, natural gas and certain products thereof but may not include rental income from leasing vessels to customers.

The decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009) held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the Internal Revenue Service (or IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for purposes of the passive foreign investment company provisions of the Code. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing “qualifying income” under Section 7704 of the Code, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the “qualifying income” provisions under Section 7704 of the Code. Nevertheless, our counsel, Perkins Coie LLP, is of the opinion that our time charter income should be “qualifying income” within the meaning of Section 7704(d) of the Code and that we should be classified as a partnership for U.S. federal income tax purposes. No assurance can be given, however, that the opinion of Perkins Coie LLP would be sustained by a court if contested by the IRS. As such, there is some uncertainty regarding the status of our time charter income as “qualifying income” and therefore some uncertainty as to whether we will be classified as a partnership for U.S. federal income tax purposes. Please read “Material United States Federal Income Tax Considerations — Classification as a Partnership.”

Common unitholders may be subject to income tax in, and be required to file a tax return with, one or more non-U.S. countries, including Canada, as a result of owning our common units if, under the laws of any such country, we are considered to be carrying on business there.

We intend that our affairs and the business of each of our subsidiaries is conducted and operated in a manner that minimizes foreign income taxes imposed upon us and our subsidiaries or which may be imposed upon you as a result of owning our common units. However, there is a risk that common unitholders will be subject to tax in one or more countries, including Canada, as a result of owning our common units if, under the laws of any such country, we are considered to be carrying on business there. If common unitholders are subject to tax in any such country, common unitholders may be required to file a tax return with, and pay taxes to, that country based on their allocable share of our income. We may be required to reduce distributions to common unitholders on account of any withholding obligations imposed upon us by that country in respect of such allocation to common unitholders. The United States may not allow a tax credit for any foreign income taxes that common unitholders directly or indirectly incur. Any foreign taxes imposed on us or any of our subsidiaries will reduce our cash available for common unitholders.

USE OF PROCEEDS

Unless we specify otherwise in any prospectus supplement, we will use the net proceeds from our sale of securities covered by this prospectus for general partnership purposes, which may include, among other things:

•	paying or refinancing all or a portion of our indebtedness outstanding at the time; and

•	funding working capital, capital expenditures or acquisitions.

The actual application of proceeds from the sale of any particular offering of securities covered by this prospectus will be described in the applicable prospectus supplement relating to the offering. The net proceeds may be invested temporarily until they are used for their stated purpose. We will not receive any proceeds from the sale of our common units by any selling unitholder.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated.

Because we have no outstanding preferred units, we do not present a ratio of earnings to fixed charges and preference distributions.

	Three Months Ended March 31, 2014		Year Ended December 31,
			2013		2012		2011		2010		2009
Ratio of earnings to fixed charges(1)	2.5	x	2.9	x	2.4	x	2.7	x	2.6	x	1.6	x

(1)	This data is unaudited for all periods presented. For purposes of calculating the ratio of consolidated earnings to fixed charges:

•	“earnings” is the result of adding (a) pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest and (d) distributed income of equity investees, and subtracting interest capitalized; and

•	“fixed charges” represent (a) interest that is expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness and (c) interest within time-charter hire expense.

The ratio of earnings to fixed charges is a ratio that we are required to present in this prospectus and has been calculated in accordance with SEC rules and regulations. This ratio has no application to our credit and lease facilities and we believe it is not a ratio generally used by investors to evaluate our overall operating performance.

DESCRIPTION OF THE COMMON UNITS

Our common units represent limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights and privileges available to limited partners under our partnership agreement. For a description of the relative rights and privileges of holders of common units and our general partner in and to partnership distributions, please read “Cash Distributions.”

Number of Units

The number of our common units outstanding, and those held by Teekay Corporation, which owns our general partner, are provided in our Annual Report on Form 20-F and in the quarterly reports we provide on Form 6-K. The common units represent an aggregate 98% limited partner interest and the general partner interest represents a 2% general partner interest in us.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities and rights to buy partnership securities for the consideration and on the terms and conditions determined by our general partner without the approval of our unitholders.

We may fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other equity securities interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Marshall Islands law and the provisions of our partnership agreement, we may also issue additional partnership securities interests that, as determined by the general partner, have special voting or other rights to which the common units are not entitled.

Upon issuance of additional partnership securities, our general partner will be required to make additional capital contributions to the extent necessary to maintain its 2% general partner interest in us. In addition, our general partner and its affiliates have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its and its affiliates’ percentage interest, including its interest represented by common units that existed immediately prior to each issuance. Other holders of common units do not have similar preemptive rights to acquire additional common units or other partnership securities.

Meetings; Voting

Unlike the holders of common stock in a corporation, the holders of our units have only limited voting rights on matters affecting our business. They have no right to elect our general partner (who manages our operations and activities), or the directors of our general partner on an annual or other continuing basis. On those matters that are submitted to a vote of unitholders, each record holder of a unit may vote according to the holder’s percentage interest in us, although additional limited partner interests having special voting rights could be issued. However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates or a transferee approved by the board of directors of our general partner, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes.

The common units held by our general partner or any of its affiliates are not entitled to vote on approval of the withdrawal of our general partner or the transfer by our general partner of its general partner interest or incentive distribution rights under some circumstances. Removal of our general partner requires:

•	a 66 2⁄3% vote of all outstanding units, voting together as a single class; and

•	the election of a successor general partner by the holders of a majority of the outstanding common units.

Except as described above regarding a person or group owning 20% or more of any class of units then outstanding, unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, any meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, will be voted by our general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted.

Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Limited Call Right

If at any time our general partner and its affiliates hold more than 80% of the then-issued and outstanding partnership securities of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days’ notice. The purchase price in this event is the greater of (x) the average of the daily closing prices of the partnership securities of such class over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner or any of its affiliates for partnership securities of such class during the 90-day period preceding the date such notice is first mailed.

As a result of our general partner’s right to purchase outstanding partnership securities, a holder of partnership securities may have the holder’s partnership securities purchased at an undesirable time or price.

Exchange Listing

Our common units are listed on the New York Stock Exchange, where they trade under the symbol “TGP.”

Transfer Agent and Registrar

Computershare Shareowner Services LLC serves as registrar and transfer agent for our common units. We pay all fees charged by the transfer agent for transfers of common units, except the following, which must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Transfer of Common Units

Transfers of a common unit will not be recorded by the transfer agent or recognized by us unless the transferee executes and delivers a transfer application. By executing and delivering a transfer application, the transferee of common units:

•	becomes the record holder of the common units and is an assignee until admitted into our partnership as a substituted limited partner;

•	automatically requests admission as a substituted limited partner in the partnership;

•	agrees to be bound by the terms and conditions of, and executes, our partnership agreement;

•	represents that the transferee has the capacity, power and authority to enter into our partnership agreement;

•	grants powers of attorney to officers of our general partner and any liquidator of us as specified in our partnership agreement; and

•	gives the consents and approvals contained in our partnership agreement.

An assignee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any unrecorded transfers for which a completed and duly executed transfer application has been received to be recorded on our books and records no less frequently than quarterly.

A transferee’s broker, agent or nominee may complete, execute and deliver a transfer application. We are entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner in our partnership for the transferred common units. A purchaser or transferee of common units who does not execute and deliver a transfer application obtains only:

•	the right to assign the common unit to a purchaser or other transferee; and

•	the right to transfer the right to seek admission as a substituted limited partner in our partnership for the transferred common units.

Thus, a purchaser or transferee of common units who does not execute and deliver a transfer application:

•	will not receive cash distributions or U.S. federal income tax allocations, unless the common units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a transfer application; and

•	may not receive some U.S. federal income tax information or reports furnished to record holders of common units.

The transferor of common units has a duty to provide the transferee with all information that may be necessary to transfer the common units. The transferor does not have a duty to ensure the execution of the transfer application by the transferee and has no liability or responsibility if the transferee neglects or chooses not to execute and forward the transfer application to the transfer agent.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Other Matters

Merger, Sale, or Other Disposition of Assets. A merger or consolidation of us requires the consent of our general partner, in addition to the approval of the holders of units representing a unit majority. However, our general partner will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In addition, our partnership agreement generally prohibits our general partner, without unitholder approval, from causing us to sell, exchange, or otherwise dispose of all or substantially all of our assets. Our general partner may, however, mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of our assets without unitholder approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without unitholder approval. The unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets, or any other transaction or event.

Registration Rights. Under our partnership agreement, we have agreed to register for resale under the Securities Act of 1933 and applicable state securities laws any common units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available or advisable. These registration rights continue for two years following any withdrawal or removal of Teekay GP L.L.C. as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

Summary of Additional Important Provisions of Our Partnership Agreement and Conflict of Interest Matters

A copy of our partnership agreement is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. A summary of the important provisions of our partnership agreement and the rights and privileges of our unitholders is included in our registration statement on Form 8-A/A as filed with the SEC on May 13, 2011, including any subsequent amendments or reports filed for the purpose of updating such description. In addition to the partnership agreement summary, the Form 8-A/A also describes (1) conflicts of interest that may arise as a result of the relationship between our general partner and its affiliates, including Teekay Corporation, on the one hand, and us and our unaffiliated limited partners on the other hand, and (2) the fiduciary duties our general partner owes us, and possible limitations on those duties. Please read “Where You Can Find More Information” and “Incorporation of Documents by Reference.”

CASH DISTRIBUTIONS

Distributions of Available Cash

General

Within approximately 45 days after the end of each quarter, we distribute all of our available cash to unitholders of record on the applicable record date.

Available Cash

Available cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own):

•	less the amount of cash reserves (including our proportionate share of cash reserves of certain subsidiaries we do not wholly own) established by our general partner to:

•	provide for the proper conduct of our business (including reserves for future capital expenditures and for our anticipated credit needs);

•	comply with applicable law, any debt instruments, or other agreements; or

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

•	plus all cash on hand (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own) on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under our credit agreements and in all cases are used solely for working capital purposes or to pay distributions to partners.

Our general partner has the authority to determine the amount of our available cash for any quarter. This determination, as well as all determinations made by our general partner, must be made in good faith. There is no guarantee that we will pay the minimum quarterly distribution of $0.4125 per unit or any other amount on our common units in any quarter, and we will be prohibited from making any distributions to our unitholders if it would cause an event of default, or an event of default is existing, under our credit facilities. Our most recent quarterly distribution was $0.6918 per unit per quarter.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders is characterized as either “operating surplus” or “capital surplus.” We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Definition of Operating Surplus

Operating surplus, for any period, generally means:

•	our cash balance (including our proportionate share of cash balances of certain subsidiaries we do not wholly own) on May 10, 2005, the closing date of our initial public offering, other than cash reserved to terminate interest rate swap agreements; plus

•	$10 million; plus

•	all of our cash receipts (including our proportionate share of cash receipts of certain subsidiaries we do not wholly own) after the closing of our initial public offering, excluding cash from (1) borrowings, other than working capital borrowings, (2) sales of equity and debt securities, (3) sales or other dispositions of assets outside the ordinary course of business, (4) termination of interest rate swap agreements, (5) capital contributions or (6) corporate reorganizations or restructurings; plus

•	working capital borrowings (including our proportionate share of working capital borrowings for certain subsidiaries we do not wholly own) made after the end of a quarter but before the date of determination of operating surplus for the quarter; plus

•	interest paid on debt incurred (including periodic net payments under related interest rate swap agreements) and cash distributions paid on equity securities issued, in each case (and including our proportionate share of such interest and cash distributions paid by certain subsidiaries we do not wholly own), to finance all or any portion of the construction, replacement or improvement of a capital asset such as vessels during the period from such financing until the earlier to occur of the date the capital asset is put into service or the date that it is abandoned or disposed of; plus

•	interest paid on debt incurred (including periodic net payments under related interest rate swap agreements) and cash distributions paid on equity securities issued, in each case (and including our proportionate share of such interest and cash distributions paid by certain subsidiaries we do not wholly own), to pay the construction period interest on debt incurred (including periodic net payments under related interest rate swap agreements), or to pay construction period distributions on equity issued, to finance the construction projects described in the immediately preceding bullet; less

•	all of our operating expenditures (including our proportionate share of operating expenditures of certain subsidiaries we do not wholly own) after the closing of our initial public offering and the repayment of working capital borrowings, but not (1) the repayment of other borrowings, (2) actual maintenance capital expenditures or expansion capital expenditures, (3) transaction expenses (including taxes) related to interim capital transactions or (4) distributions; less

•	estimated maintenance capital expenditures and the amount of cash reserves (including our proportionate share of cash reserves of certain subsidiaries we do not wholly own) established by our general partner to provide funds for future operating expenditures.

As described above, operating surplus includes a provision that enables us, if we choose, to distribute as operating surplus up to $10 million of cash we have received or will receive from non-operating sources since the time of our initial public offering, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity securities or interest payments on debt in operating surplus would also be to increase operating surplus by the amount of any such cash distributions or interest payments. As a result, we may distribute as operating surplus up to the amount of any such cash distributions or interest payments of cash we receive from non-operating sources.

Capital Expenditures

For purposes of determining operating surplus, maintenance capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of or the revenue generated by capital assets, and expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by capital assets. To the extent, however, that capital expenditures associated with acquiring a new vessel increase the revenues or the operating capacity of our fleet, those capital expenditures would be classified as expansion capital expenditures.

Examples of maintenance capital expenditures include capital expenditures associated with drydocking a vessel or acquiring a new vessel to the extent such expenditures are incurred to maintain the operating capacity of or the revenue generated by our fleet. Maintenance capital expenditures also include interest (and related fees) on debt incurred and distributions on equity issued to finance the construction of a replacement vessel and paid during the construction period, which we define as the period beginning on the date of entry into a binding construction contract and ending on the earlier of the date that the replacement vessel commences commercial service or the date that the replacement vessel is abandoned or disposed of. Debt incurred to pay or equity issued to fund construction period interest payments, and distributions on such equity, are also considered maintenance capital expenditures.

Because maintenance capital expenditures can be very large and vary significantly in timing, the amount of our actual maintenance capital expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of operating surplus, adjusted operating surplus, and available cash for distribution to our unitholders if we subtracted actual maintenance capital expenditures from operating surplus each quarter. Accordingly, to eliminate the effect on operating surplus of these fluctuations, our partnership agreement requires that an amount equal to an estimate of the average quarterly maintenance capital expenditures necessary to maintain the operating capacity of or the revenue generated by our capital assets over the long term be subtracted from operating surplus each quarter, as opposed to the actual amounts spent. The amount of estimated maintenance capital expenditures deducted from operating surplus is subject to review and change by the board of directors of our general partner at least once a year, provided that any change must be approved by the board’s conflicts committee. The estimate is made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance capital expenditures, such as a major acquisition or the introduction of new governmental regulations that will affect our fleet. For purposes of calculating operating surplus, any adjustment to this estimate is prospective only.

The use of estimated maintenance capital expenditures in calculating operating surplus has the following effects:

•	it reduces the risk that actual maintenance capital expenditures in any one quarter will be large enough to make operating surplus less than the minimum quarterly distribution to be paid on all the units for that quarter and subsequent quarters;

•	it reduces the need for us to borrow under our working capital facility to pay distributions; and

•	it is more difficult for us to raise our distribution on our units above the minimum quarterly distribution and pay incentive distributions to our general partner.

Definition of Capital Surplus

Capital surplus generally is generated only by:

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; and

•	sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or non-current assets sold as part of normal retirements or replacements of assets.

Characterization of Cash Distributions

We treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders. For example, it includes a provision that enables us, if we choose, to distribute as operating surplus up to $10 million of cash we have received or will receive from non-operating sources since the time of our initial public offering, such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Distributions of Available Cash From Operating Surplus

We make distributions of available cash from operating surplus in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “Percentage Allocations of Available Cash From Operating Surplus” below.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest. Except for transfers of incentive distribution rights to an affiliate or another entity as part of our general partner’s merger or consolidation with or into, or sale of all or substantially all of its assets to such entity, the approval of a majority of our common units (excluding common units held by our general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distributions rights to a third party prior to March 31, 2015. Any transfer by our general partner of the incentive distribution rights would not change the percentage allocations of quarterly distributions with respect to such rights.

Percentage Allocations of Available Cash From Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders and our general partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner include its 2% general partner interest and assume our general partner has not transferred the incentive distribution rights.

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Unitholders	General Partner
Minimum Quarterly Distribution	$0.4125	98%	2%
First Target Distribution	up to $0.4625	98	2
Second Target Distribution	above $0.4625 up to $0.5375	85	15
Third Target Distribution	above $0.5375 up to $0.6500	75	25
Thereafter	above $0.6500	50	50

Distributions From Capital Surplus

How Distributions From Capital Surplus Are Made

We make distributions of available cash from capital surplus, if any, in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit an amount of available cash from capital surplus equal to the initial public offering price of our common units; and

•	thereafter, we make all distributions of available cash from capital surplus as if they were from operating surplus.

The preceding paragraph is based on the assumption that we do not issue additional classes of equity securities.

Effect of a Distribution From Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from our initial public offering on May 10, 2005, which is a return of capital. That initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for our general partner to receive incentive distributions. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution.

Once we distribute capital surplus on a unit issued in our initial public offering in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero. We will then make all future distributions from operating surplus, with 50% being paid to the holders of units and 50% to our general partner. The percentage interests shown for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	the target distribution levels; and

•	the unrecovered initial unit price.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level. We will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental taxing authority so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels for each quarter will be reduced by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus our general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

There may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover their initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in the partnership agreement. We will allocate any gain to the partners in the following manner:

•	first, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	second, 98% to the common unitholders, pro rata, and 2% to our general partner, until the capital account for each common unit is equal to the sum of:

(1)	the unrecovered initial unit price;

(2)	the amount of any unpaid minimum quarterly distribution for the quarter during which our liquidation occurs; and

•	third, 98% to all unitholders, pro rata, and 2% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1)	the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence;

(2)	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98% to the unitholders, pro rata, and 2% to our general partner, for each quarter of our existence;

•	fourth, 85% to all unitholders, pro rata, and 15% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1)	the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

(2)	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85% to the unitholders, pro rata, and 15% to our general partner for each quarter of our existence;

•	fifth, 75% to all unitholders, pro rata, and 25% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1)	the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less

(2)	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75% to the unitholders, pro rata, and 25% to our general partner for each quarter of our existence; and

•	thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

The percentage interests set forth above for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.

Manner of Adjustments for Losses

We will generally allocate any loss to our general partner and the unitholders in the following manner:

•	first, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to our general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100% to our general partner.

Adjustments to Capital Accounts

We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the existing unitholders and our general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in our general partner’s and unitholders’ capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

DESCRIPTION OF SECURITIES OTHER THAN THE COMMON UNITS

We may offer preferred units, convertible preferred units, debt securities or convertible debt securities. We will set forth in an accompanying prospectus supplement a description of the preferred units, convertible preferred units, debt securities or convertible debt securities that may be offered under this prospectus. The terms of the offering of securities, including the public offering price and any net proceeds to us, will be contained in the accompanying prospectus supplement and other offering material relating to such offering.

SELLING UNITHOLDERS

Information about selling unitholders, where applicable, will be set forth in a prospectus supplement, in an amendment to the registration statement of which this prospectus is a part, or in filings we make with the SEC under the U.S. Securities Exchange Act of 1934, as amended (or the Exchange Act), that are incorporated by reference.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to prospective common unitholders who are individual citizens or residents of the United States (or U.S. Individual Unitholders) and, unless otherwise noted in the following discussion, is the opinion of Perkins Coie LLP, counsel to the general partner and us, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. The opinion of our counsel is dependent on the accuracy of representations made by us to them, including descriptions of our operations contained herein.

This discussion is based upon provisions of the U.S. Internal Revenue Code of 1986, as amended (or the Code), legislative history, applicable U.S. Treasury Regulations (or Treasury Regulations), judicial authority and administrative interpretations, all as in effect on the date of this prospectus, and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Teekay LNG Partners L.P. and its direct or indirect wholly owned subsidiaries that have properly elected to be disregarded as entities separate from their owners for U.S. federal tax purposes other than subsidiaries which have properly elected to be disregarded as entities separate from any of our corporate subsidiaries for U.S. federal tax purposes.

This discussion focuses on U.S. Individual Unitholders who hold their common units as a capital asset for tax purposes. This discussion does not address all tax considerations that may be important to a particular unitholder in light of the unitholder’s circumstances, and has only limited application to corporations, estates, trusts, non-U.S. persons and certain categories of unitholders that may be subject to special tax rules, such as:

•	dealers in securities or currencies;

•	traders in securities that have elected the mark-to-market method of accounting for their securities;

•	persons whose functional currency is not the U.S. dollar;

•	persons holding our common units as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction;

•	certain U.S. expatriates;

•	financial institutions;

•	insurance companies;

•	persons subject to the alternative minimum tax;

•	persons that actually or under applicable constructive ownership rules own 10% or more of our units; and

•	entities that are tax-exempt for U.S. federal income tax purposes.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our units, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our units, you should consult your own tax advisor about the U.S. federal income tax consequences of owning and disposing the units.

Except as described below under “— Classification as a Partnership” and “— Taxation of our Subsidiary Corporation,” no ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of Perkins Coie LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions of Perkins Coie LLP may not be sustained by a court if contested by the IRS. For the reasons described below, Perkins Coie LLP has not rendered an opinion with respect to the following specific U.S. federal income tax issues: (a) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “ — Consequences of Unit Ownership — Treatment of Short Sales”); (b) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “— Consequences of Unit Ownership — Section 754 Election”); and (c) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Common Units — Allocations Between Transferors and Transferees”).

This discussion does not address any U.S. estate tax considerations or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction. Each unitholder is urged to consult its own tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of our units.

Classification as a Partnership

For purposes of U.S. federal income taxation, a partnership is not a taxable entity, and although it may be subject to withholding taxes on behalf of its partners under certain circumstances, a partnership itself incurs no U.S. federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss, deduction and credit of the partnership in computing his U.S. federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner generally are not taxable unless the amount of cash distributed exceeds the partner’s adjusted tax basis in his partnership interest.

Section 7704 of the Code provides that a publicly traded partnership generally will be treated as a corporation for U.S. federal income tax purposes. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to a publicly traded partnership whose “qualifying income” represents 90% or more of its gross income for every taxable year. Qualifying income includes income and gains derived from the transportation and storage of crude oil, natural gas and products thereof, including liquefied natural gas. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of qualifying income, including stock. We have received a ruling from the IRS that we requested in connection with our initial public offering that the income we derive from transporting LNG and crude oil pursuant to time charters existing at the time of our initial public offering is qualifying income within the meaning of Section 7704. A ruling from the IRS, while generally binding on the IRS, may under certain circumstances be revoked or modified by the IRS retroactively. With respect to income that is not covered by the IRS ruling, we will rely upon the opinion of Perkins Coie LLP as to whether the income is qualifying income.

We estimate that less than 5% of our current income is not qualifying income; however, this estimate could change from time to time for various reasons. Because we have not received an IRS ruling or an opinion of counsel that any (a) income we derive from transporting crude oil, natural gas and products thereof, including LNG, pursuant to bareboat charters or (b) income or gain we recognize from foreign currency transactions, is qualifying income, we currently are treating income from those sources as non-qualifying income. Under some circumstances, such as a significant change in foreign currency rates, the percentage of income or gain from foreign currency transactions in relation to our total gross income could be substantial. We do not expect income or gains from these sources and other income or gains that are not qualifying income to constitute 10% or more of our gross income for U.S. federal income tax purposes. However, it is possible that the operation of certain of our vessels pursuant to bareboat charters could, in the future, cause our non-qualifying income to constitute 10% or more of our future gross income if such vessels were held in a pass-through structure. In order to preserve our status as a partnership for U.S. federal income tax purposes, we have received a ruling from the IRS that effectively allows us to conduct our bareboat charter operations in a subsidiary corporation.

Perkins Coie LLP is of the opinion that, based upon the Code, Treasury Regulations, published revenue rulings and court decisions, the IRS ruling and representations described below, we should be classified as a partnership for U.S. federal income tax purposes.

In rendering its opinion, Perkins Coie LLP has relied on factual representations made by us and the general partner, including:

•	we have not elected and will not elect to be treated as a corporation for U.S. federal income tax purposes; and

•	for each taxable year, at least 90% of our gross income will be either (a) income to which the IRS ruling described above applies or (b) of a type that Perkins Coie LLP has opined or will opine should be “qualifying income” within the meaning of Section 7704(d) of the Code.

The discussion that follows is based on the assumption that we will be treated as a partnership for U.S. federal income tax purposes. Please read “— Possible Classification as a Corporation” below for a discussion of the consequences of our failing to be treated as a partnership for such purposes.

Status as a Partner

The treatment of unitholders described in this section applies only to unitholders treated as partners in us for U.S. federal income tax purposes. Unitholders who have been properly admitted as limited partners of Teekay LNG Partners L.P. will be treated as partners in us for U.S. federal income tax purposes. In addition, assignees of units who have executed and delivered transfer applications, and are awaiting admission as limited partners and unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their units will be treated as partners in us for U.S. federal income tax purposes.

The status of assignees of units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, is unclear. Therefore, Perkins Coie LLP’s opinion does not extend to these persons. In addition, a purchaser or other transferee of units who does not execute and deliver a transfer application may not receive some U.S. federal income tax information or reports furnished to record holders of units, unless the units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those units.

Under certain circumstances, a beneficial owner of common units whose units have been loaned to another may lose his status as a partner with respect to those units for U.S. federal income tax purposes. Please read “—Consequences of Unit Ownership — Treatment of Short Sales” below.

In general, a person who is not a partner in a partnership for U.S. federal income tax purposes is not required or permitted to report any share of the partnership’s income, gain, deductions or losses for such purposes, and any cash distributions received by such a person from the partnership therefore may be fully taxable as ordinary income. Unitholders not described in the first paragraph of this section are urged to consult their own tax advisors with respect to their status as partners in us for U.S. federal income tax purposes.

Consequences of Unit Ownership

Flow-through of Taxable Income. Each unitholder is required to include in computing his taxable income his allocable share of our items of income, gain, loss, deduction and credit for our taxable year ending with or within his taxable year, without regard to whether we make corresponding cash distributions to him. Our taxable year ends on December 31. Consequently, we may allocate income to a unitholder as of December 31 of a given year, and the unitholder will be required to report this income on his tax return for his tax year that ends on or includes such date, even if he has not received a cash distribution from us as of that date.

In addition, certain U.S. Individual Unitholders and estates or trusts that are U.S. persons as defined in the Code are required to pay an additional 3.8% tax on, among other things, the income allocated to them. Unitholders should consult their tax advisors regarding the effect, if any, of this tax on their ownership of our units.

Treatment of Distributions. Distributions by us to a unitholder generally will not be taxable to the unitholder for U.S. federal income tax purposes to the extent of his tax basis in his units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the units, taxable in accordance with the rules described under “— Disposition of Common Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “— Limitations on Deductibility of Losses.”

A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in the Code (or, collectively, Section 751 Assets). To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (a) the non-pro rata portion of that distribution over (b) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Common Units. A unitholder’s initial U.S. federal income tax basis for his units will be the amount he paid for the units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities and by his share of our tax-exempt income, if any, and decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to the general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities.

Limitations on Deductibility of Losses. The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder more than 50% of the value of the stock of which is owned directly or indirectly by five or fewer individuals or some tax-

exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess suspended loss above that gain is no longer utilizable.

The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from a passive activity only to the extent of the taxpayer’s income from the same passive activity. Passive activities generally are corporate or partnership activities in which the taxpayer does not materially participate. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate only will be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

Dual consolidated loss restrictions also may apply to limit the deductibility by a corporate unitholder of losses we incur. Corporate unitholders are urged to consult their own tax advisors regarding the applicability and effect to them of dual consolidated loss restrictions.

Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer’s “investment interest expense” generally is limited to the amount of that taxpayer’s “net investment income.” For this purpose, investment interest expense includes, among other things, a unitholder’s share of our interest expense attributed to portfolio income. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as net investment income to its unitholders. As a result, a unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections. If we are required or elect under applicable law to pay any U.S. federal, state or local or foreign income or withholding taxes on behalf of any present or former unitholder or the general partner, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement are maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner, in which event the partner would be required to file a claim in order to obtain a credit or refund of tax paid.

Allocation of Income, Gain, Loss, Deduction and Credit. In general, if we have a net profit, our items of income, gain, loss, deduction and credit will be allocated among the general partner and the unitholders in accordance with their percentage interests in us. At any time that incentive distributions are made to the general partner, gross income will be allocated to the general partner to the extent of these distributions. If we have a net loss for the entire year, that loss generally will be allocated first to the general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the general partner.

Specified items of our income, gain, loss and deduction will be allocated to account for any difference between the tax basis and fair market value of any property held by the partnership immediately prior to an offering of common units, referred to in this discussion as “Adjusted Property.” The effect of these allocations to a unitholder purchasing common units in an offering essentially will be the same as if the tax basis of our assets were equal to their fair market value at the time of the offering. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss, deduction or credit, other than an allocation required by the Code to eliminate the difference between a partner’s “book” capital account, which is credited with the fair market value of Adjusted Property, and “tax” capital account, which is credited with the tax basis of Adjusted Property, referred to in this discussion as the “Book-Tax Disparity,” generally will be given effect for U.S. federal income tax purposes in determining a partner’s share of an item of income, gain, loss, deduction or credit only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

A unitholder’s taxable income or loss with respect to a unit each year will depend upon a number of factors, including (a) the nature and fair market value of our assets at the time the holder acquired the unit, (b) whether we issue additional units or we engage in certain other transactions and (c) the manner in which our items of income, gain, loss, deduction and credit are allocated among our partners. For this purpose, we determine the value of our assets and the relative amounts of our items of income, gain, loss, deduction and credit allocable to our unitholders and our general partner as holder of the incentive distribution rights by reference to the value of our interests, including the incentive distribution rights. The IRS may challenge any valuation determinations that we make, particularly as to the incentive distribution rights, for which there is no public market. Moreover, the IRS could challenge certain other aspects of the manner in which we determine the relative allocations made to our unitholders and to the general partner as holder of our incentive distribution rights. A successful IRS challenge to our valuation or allocation methods could increase the amount of net taxable income and gain realized by a unitholder with respect to a unit.

Perkins Coie LLP is of the opinion that, with the exception of the issues described in the preceding paragraph and in “— Consequences of Unit Ownership — Section 754 Election,” “— Tax Treatment of Operations — Valuation and Tax Basis of our Assets” and “— Disposition of Common Units — Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for U.S. federal income tax purposes in determining a partner’s share of an item of income, gain, loss, deduction or credit.

Treatment of Short Sales. A unitholder whose units are loaned to a “short seller” who sells such units may be considered to have disposed of those units. If so, he would no longer be a partner with respect to those units until the termination of the loan and may recognize gain or loss from the disposition. As a result:

•	any of our income, gain, loss, deduction or credit with respect to the units may not be reportable by the unitholder who loaned them; and

•	any cash distributions received by such unitholder with respect to those units may be fully taxable as ordinary income.

Perkins Coie LLP has not rendered an opinion regarding the treatment of a unitholder whose common units are loaned to a short seller. Therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to ensure that any applicable brokerage account agreements prohibit their brokers from borrowing their units. Please also read “— Disposition of Common Units — Recognition of Gain or Loss.”

Section 754 Election. We have made an election under Section 754 of the Code to adjust a common unit purchaser’s U.S. federal income tax basis in our assets (or inside basis) to reflect the purchaser’s purchase price (or a Section 743(b) adjustment). For this purpose, we have adopted a convention whereby the purchase price paid by a purchaser will be deemed to be the lowest quoted closing price of our common units during the month following the month of purchase without regard to the actual price paid by the purchaser. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders and does not apply to unitholders who acquire their common units directly from us. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (a) his share of our tax basis in our assets (or common basis) and (b) his Section 743(b) adjustment to that basis.

In general, a purchaser’s common basis is depreciated or amortized according to the existing method utilized by us. A positive Section 743(b) adjustment to that basis generally is depreciated or amortized in the same manner as property of the same type that has been newly placed in service by us. A negative Section 743(b) adjustment to that basis generally is recovered over the remaining useful life of the partnership’s recovery property.

The calculations involved in the Section 743(b) adjustment are complex and will be made on the basis of assumptions as to the value of our assets and in accordance with the Code and applicable Treasury Regulations. We cannot assure you that the determinations we make will not be challenged successfully by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our judgment, the expense of compliance exceed the benefit of the election, we may seek consent from the IRS to revoke our Section 754 election. If such consent is given, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year. We use the calendar year as our taxable year and the accrual method of accounting for U.S. federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss, deduction and credit for our taxable year ending within or with his taxable year. In addition, a unitholder who disposes of all of his units must include his share of our income, gain, loss, deduction and credit through the date of disposition in income for his taxable year that includes the date of disposition, with the result that a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of more than one year of our income, gain, loss, deduction and credit in income for the year of the disposition. Please read “— Disposition of Common Units — Allocations Between Transferors and Transferees.”

Asset Tax Basis, Depreciation and Amortization. The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The U.S. federal income tax burden associated with any difference between the fair market value of our assets and their tax basis immediately prior to an offering of common units will be borne by the general partner and the existing limited partners. Please read “— Consequences of Unit Ownership — Allocation of Income, Gain, Loss, Deduction and Credit.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the earliest years after assets are placed in service. Property we subsequently acquire or construct may be depreciated using any method permitted by the Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own likely will be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “— Consequences of Unit Ownership — Allocation of Income, Gain, Loss, Deduction and Credit” and “— Disposition of Common Units — Recognition of Gain or Loss.”

Valuation and Tax Basis of our Assets. The U.S. federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the tax bases, of our assets at the time the holder acquired the units, we issue additional units or we engage in certain other transactions. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss, deductions or credits previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss. In general, gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis in the units sold. A unitholder’s amount realized will be measured by the sum of the cash, the fair market value of other property received by him and his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash or property received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a unit that decreased a unitholder’s tax basis in that unit will, in effect, become taxable income if the unit is sold at a price greater than the unitholder’s tax basis in that unit, even if the price received is less than his original cost. Except as noted below, gain or loss recognized by a unitholder on the sale or exchange of a unit generally will be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than one year generally will be taxed at preferential tax rates.

Certain U.S. Individual Unitholders and estates or trusts that are U.S. persons as defined in the Code are subject to a 3.8% tax on, among other things, capital gains from the sale or other disposition of units. Unitholders should consult their tax advisors regarding the effect, if any, of this tax on their disposition of our units.

A portion of a unitholder’s amount realized may be allocable to “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation and amortization recapture. A unitholder will recognize ordinary income or loss to the extent of the difference between the portion of the unitholder’s amount realized allocable to unrealized receivables or inventory items and the unitholder’s share of our basis in such receivables or inventory items. Ordinary income attributable to unrealized receivables, inventory items and depreciation or amortization recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if a net taxable loss is realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses generally may only be used to offset capital gains. An exception permits individuals to offset up to $3,000 of net capital losses against ordinary income in any given year.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Allocations Between Transferors and Transferees. In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the first business day of the month in which that gain or loss is recognized. As a result of the foregoing, a unitholder transferring units may be allocated income, gain, loss, deduction and credit realized after the date of transfer.

The use of this method for allocating income and deductions among unitholders may not be permitted under existing Treasury Regulations. Accordingly, Perkins Coie LLP is unable to opine on its validity. If this method were disallowed or applied only to transfers of less than all of the unitholder’s interest, our taxable income or loss may be reallocated among the unitholders. We are authorized to revise our method of allocation to conform to a method permitted under any future Treasury Regulations or administrative guidance.

A unitholder who owns units at any time during a calendar quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss, deductions and credit attributable to months within that quarter in which the units were held but will not be entitled to receive that cash distribution.

Transfer Notification Requirements. A unitholder who sells any of his units, other than through a broker, generally is required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A unitholder who acquires units generally is required to notify us in writing of that acquisition within 30 days after the purchase, unless a broker or nominee will satisfy such requirement. We are required to notify the IRS of any such transfers of units and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may lead to the imposition of substantial penalties.

Constructive Termination. We will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a calendar year, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, tax legislation applicable to a newly formed partnership.

Foreign Tax Credit Considerations

Subject to detailed limitations set forth in the Code, a unitholder may elect to claim a credit against his liability for U.S. federal income tax imposed on his foreign source income for his share of foreign income taxes (and certain foreign taxes imposed in lieu of a tax based upon income) paid by us on such foreign source income.

In general, and subject to the provisions of an applicable income tax treaty, income allocated to unitholders likely will constitute foreign source income, and a unitholder’s gain from the disposition of our units likely will constitute U.S. source income, in each case falling in the passive foreign tax credit category for purposes of the U.S. foreign tax credit limitation. The rules relating to the determination of the foreign tax credit are complex and prospective unitholders are urged to consult their own tax advisors to determine whether or to what extent they would be entitled to such credit. A unitholder who does not elect to claim foreign tax credits may instead claim a deduction for his share of foreign taxes paid by us.

Tax-Exempt Organizations and Non-U.S. Investors

Investments in units by employee benefit plans, other tax-exempt organizations and non-U.S. persons, including nonresident aliens of the United States, non-U.S. corporations and non-U.S. trusts and estates (collectively, non-U.S. unitholders) raise issues unique to those investors and, as described below, may result in substantially adverse tax consequences to them.

Employee benefit plans and most other organizations exempt from U.S. federal income tax, including individual retirement accounts and other retirement plans, are subject to U.S. federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is such a tax-exempt organization will be unrelated business taxable income to it subject to U.S. federal income tax. Unitholders that are tax-exempt organizations are encouraged to consult with their own tax advisors regarding the U.S. federal, state, local and other tax consequences of an investment in us.

A non-U.S. unitholder may be subject to a 4% U.S. federal income tax on his share of the U.S. source portion of our gross income attributable to transportation that begins or ends (but not both) in the United States, unless either (a) an exemption applies and he files a U.S. federal income tax return to claim that exemption or (b) that income is effectively connected with the conduct of a trade or business in the United States (or Effectively Connected Income). For this purpose, transportation income includes income from the use, hiring or leasing of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo. The U.S. source portion of our transportation income is deemed to be 50% of the income attributable to voyages that begin or end in the United States. Generally, no amount of the income from voyages that begin and end outside the United States is treated as U.S. source income, and consequently none of our transportation income attributable to such voyages is subject to U.S. federal income tax. Although the entire amount of transportation income from voyages that both begin and end in the United States would be fully taxable in the United States as Effectively Connected Income, we currently do not expect to have any transportation income from voyages that both begin and end in the United States; however, there is no assurance that such voyages will not occur.

A non-U.S. unitholder may be entitled to an exemption from the 4% U.S. federal income tax or a refund of tax withheld on Effectively Connected Income that constitutes transportation income if any of the following applies: (a) such non-U.S. unitholder qualifies for an exemption from this tax under an income tax treaty between the United States and the country where such non-U.S. unitholder is resident; (b) in the case of an individual non-U.S. unitholder, he qualifies for the exemption from tax under Section 872(b)(1) of the Code as a resident of a country that grants an equivalent exemption from tax to residents of the United States; or (c) in the case of a corporate non-U.S. unitholder, it qualifies for the exemption from tax under Section 883 of the Code.

We may be required to withhold U.S. federal income tax, computed at the highest statutory rate, from cash distributions to non-U.S. unitholders with respect to their shares of our income that is Effectively Connected Income. Our transportation income generally should not be treated as Effectively Connected Income unless we have a fixed place of business in the United States and substantially all of such transportation income is attributable to either regularly scheduled transportation or, in the case of income derived from bareboat charters, is attributable to the fixed place of business in the United States. While we do not expect to have any regularly scheduled transportation or a fixed place of business in the United States, there can be no guarantee that this will not change.

If we are treated as engaged in a U.S. trade or business for any taxable year, then a non-U.S. unitholder would be deemed to be engaged in such trade or business and, as a consequence, would be required to file a U.S. federal income tax return for such taxable year (whether or not such non-U.S. unitholder earns any Effectively Connected Income for such year). A non-U.S. unitholder would be required to report his Effectively Connected Income (including his share of any such income earned by us) on such return and to pay U.S. federal income tax, or claim a credit or refund for tax withheld on such income. Under a ruling of the IRS, a portion of any gain recognized on the sale or other disposition of a unit by a non-U.S. unitholder may be treated as Effectively Connected Income to the extent we have a fixed place of business in the United States and a sale of our assets would have given rise to Effectively Connected Income. Further, unless an exemption applies, a non-U.S. corporation investing in units may be subject to a branch profits tax, at a 30% rate or such lower rate as prescribed by a treaty, with respect to its Effectively Connected Income.

Non-U.S. unitholders must apply for and obtain a U.S. taxpayer identification number in order to file U.S. federal income tax returns and must provide that identification number to us for purposes of any U.S. federal income tax information returns we may be required to file. Non-U.S. unitholders are encouraged to consult with their own tax advisors regarding the U.S. federal, state, local and other tax consequences of an investment in units and any filing requirements related thereto.

Functional Currency

We are required to determine the functional currency of any of our operations that constitute a separate qualified business unit (or QBU) for U.S. federal income tax purposes and report the affairs of any QBU in this functional currency to our unitholders. Any transactions conducted by us other than in the U.S. dollar or by a QBU other than in its functional currency may give rise to foreign currency exchange gain or loss. Further, if a QBU is required to maintain a functional currency other than the U.S. dollar, a unitholder may be required to recognize foreign currency translation gain or loss upon a distribution of money or property from a QBU or upon the sale of units, and items or income, gain, loss, or deduction allocated to the unitholder in such functional currency must be translated into the unitholder’s functional currency.

For purposes of the foreign currency rules, a QBU includes a separate trade or business owned by a partnership in the event separate books and records are maintained for that separate trade or business. The functional currency of a QBU is determined based upon the economic environment in which the QBU operates. Thus, a QBU whose revenues and expenses are primarily determined in a currency other than the U.S. dollar will have a non-U.S. dollar functional currency. We believe our principal operations constitute a QBU whose functional currency is the U.S. dollar, but certain of our operations constitute separate QBUs whose functional currencies are other than the U.S. dollar.

Proposed regulations (or the Section 987 Proposed Regulations) provide that the amount of foreign currency translation gain or loss recognized upon a distribution of money or property from a QBU or upon the sale of units will reflect the appreciation or depreciation in the functional currency value of certain assets and liabilities of the QBU between the time the unitholder purchased his units and the time we receive distributions from such QBU or the unitholder sells his units. Foreign currency translation gain or loss will be treated as ordinary income or loss. A unitholder must adjust the U.S. federal income tax basis in his units to reflect such income or loss prior to determining any other U.S. federal income tax consequences of such distribution or sale. Please read “—Consequences of Unit Ownership — Basis of Common Units.” A unitholder who owns less than a 5% interest in our capital or profits generally may elect not to have these rules apply by attaching a statement to his tax return for the first taxable year the unitholder intends the election to be effective. Further, for purposes of computing his taxable income and U.S. federal income tax basis in his units, a unitholder will be required to translate into his own functional currency items of income, gain, loss or deduction of such QBU and his share of such QBU’s liabilities. We intend to provide such information based on generally applicable U.S. exchange rates as is necessary for unitholders to comply with the requirements of the Section 987 Proposed Regulations as part of the U.S. federal income tax information we will furnish unitholders each year. Please read “— Administrative Matters —

Information Returns and Audit Procedures.” However, a unitholder may be entitled to make an election to apply an alternative exchange rate with respect to the foreign currency translation of certain items. Unitholders who desire to make such an election should consult their own tax advisors.

Based upon our current projections of the capital invested in and profits of the non-U.S. dollar QBUs, we believe that unitholders will be required to recognize only a nominal amount of foreign currency translation gain or loss each year and upon their sale of units. Nonetheless, the rules for determining the amount of translation gain or loss are not entirely clear at present as the Section 987 Proposed Regulations currently are not effective. Unitholders are urged to consult their own tax advisor for specific advice regarding the application of the rules for recognizing foreign currency translation gain or loss under their own circumstances.

In addition to a unitholder’s recognition of foreign currency translation gain or loss, the U.S. dollar QBU will engage in certain transactions denominated in the Euro, which will give rise to a certain amount of foreign currency exchange gain or loss each year. This foreign currency exchange gain or loss will be treated as ordinary income or loss.

Administrative Matters

Information Returns and Audit Procedures. We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific U.S. federal income tax information, including a document in the form of IRS Form 1065, Schedule K-1, which sets forth the unitholder’s share of our items of income, gain, loss, deductions and credits as computed for U.S. federal income tax purposes for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of such items of income, gain, loss, deduction and credit. We cannot assure you that those positions will yield a result that conforms to the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Perkins Coie LLP can assure prospective unitholders that the IRS will not successfully contend that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

We will be obligated to file U.S. federal income tax information returns with the IRS for any year in which we earn any U.S. source income or U.S. effectively connected income. In the event we were obligated to file a U.S. federal income tax information return but failed to do so, unitholders would not be entitled to claim any deductions, losses or credits for U.S. federal income tax purposes relating to us. Consequently, we may file U.S. federal income tax information returns for any given year. The IRS may audit any such information returns that we file. Adjustments resulting from an IRS audit of our return may require each unitholder to adjust a prior year’s tax liability, and may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns. Any IRS audit relating to our items of income, gain, loss, deduction or credit for years in which we are not required to file and do not file a U.S. federal income tax information return would be conducted at the partner-level, and each unitholder may be subject to separate audit proceedings relating to such items.

For years in which we file or are required to file U.S. federal income tax information returns, we will be treated as a separate entity for purposes of any U.S. federal income tax audits, as well as for purposes of judicial review of administrative adjustments by the IRS and tax settlement proceedings. For such years, the tax treatment of partnership items of income, gain, loss, deduction and credit will be determined in a partnership proceeding rather than in separate proceedings with the partners. The Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The partnership agreement names Teekay GP L.L.C. as our Tax Matters Partner.

The Tax Matters Partner will make some U.S. federal tax elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items reported in the information returns we file. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS with respect to these items unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his U.S. federal income tax return that is not consistent with the treatment of the item on an information return that we file. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Special Reporting Requirements for Owners of Non-U.S. Partnerships. A U.S. person who either contributes property (including cash) valued at more than $100,000 to us (when added to the value of any other property contributed to us by such person or a related person during the previous 12 months), or following any contribution to us owns, directly, indirectly or by attribution from certain related persons, at least a 10% interest in us, is required to file IRS Form 8865 with his U.S. federal income tax return for the year of the contribution to report the contribution and provide certain details about himself and certain related persons, us and any persons that own a 10% or greater direct interest in us. We will provide each unitholder with the necessary information about us and those persons who own a 10% or greater direct interest in us along with the Schedule K-1 information described previously.

In addition to the foregoing, a U.S. person who directly owns at least a 10% interest in us may be required to make additional disclosures on IRS Form 8865 in the event such person acquires, disposes or has his interest in us substantially increased or reduced. Further, a U.S. person who directly, indirectly or by attribution from certain related persons, owns at least a 10% interest in us may be required to make additional disclosures on IRS Form 8865 in the event such person, when considered together with any other U.S. persons who own at least a 10% interest in us, owns a greater than 50% interest in us. For these purposes, an “interest” in us generally is defined to include an interest in our capital or profits or an interest in our deductions or losses.

Significant penalties may apply for failing to satisfy IRS Form 8865 filing requirements and thus unitholders are advised to contact their tax advisors to determine the application of these filing requirements under their own circumstances.

In addition, individual citizens or residents of the United States who hold certain specified foreign financial assets, including units in a foreign partnership not held in an account maintained by a financial institution, with an aggregate value in excess of $50,000 on the last day of a taxable year, or $75,000 at any time during that taxable year, may be required to report such assets on IRS Form 8938 with their U.S. federal income tax return for that taxable year. Penalties apply for failure to properly complete and file IRS Form 8938. Investors are encouraged to consult with your tax advisor regarding the potential application of this disclosure requirement.

Accuracy-related Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of U.S. federal income tax attributable to one or more specified causes, including negligence or disregard of rules or regulations and substantial understatements of income tax, is imposed by the Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(a)	for which there is, or was, “substantial authority;” or

(b)	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

More stringent rules, including additional penalties and extended statutes of limitations, may apply as a result of our participation in “listed transactions” or “reportable transactions with a significant tax avoidance purpose.” While we do not anticipate participating in such transactions, if any item of income, gain, loss, deduction or credit included in the distributive shares of unitholders for a given year might result in an “understatement” of income relating to such a transaction, we will disclose the pertinent facts on a U.S. federal income tax information return for such year. In such event, we also will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for penalties.

Possible Classification as a Corporation

If we fail to meet the Qualifying Income Exception described above with respect to our classification as a partnership for U.S. federal income tax purposes, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as a non-U.S. corporation for U.S. federal income tax purposes. If previously treated as a partnership, our change in status would be deemed to have been effected by our transfer of all of our assets, subject to liabilities, to a newly formed non-U.S. corporation, in return for stock in that corporation, and then our distribution of that stock to our unitholders and other owners in liquidation of their interests in us. Unitholders that are U.S. persons would be required to file IRS Form 926 to report these deemed transfers and any other transfers they made to us while we were treated as a corporation and may be required to recognize income or gain for U.S. federal income tax purposes to the extent of certain prior deductions or losses and other items. Substantial penalties may apply for failure to satisfy these reporting requirements, unless the person otherwise required to report shows such failure was due to reasonable cause and not willful neglect.

If we were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss, deduction and credit would not pass through to unitholders. Instead, we would be subject to U.S. federal income tax based on the rules applicable to foreign corporations, not partnerships, and such items would be treated as our own. In addition, Section 743(b) adjustments to the basis of our assets would no longer be available to purchasers in the marketplace. Please read “— Consequences of Unit Ownership — Section 754 Election.”

Subject to the discussion of passive foreign investment companies (or PFICs) below, any distribution made to a unitholder generally would be treated as taxable dividend income to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. With respect to U.S. Individual Unitholders and estates or trusts that are U.S. persons as defined in the Code, dividends received from us generally would be “qualified dividend income” that is subject to tax at preferential capital gain rates, provided that (a) we are not a PFIC in the taxable year of the distribution or the preceding taxable year, (b) our ordinary shares are readily tradable on an established securities market in the United States, such as the New York Stock Exchange, and (c) certain holding period and other requirements are satisfied. Distributions in excess of our earnings and profits would be treated first as a nontaxable return of capital to the extent of the unitholder’s tax basis in his units, and taxable capital gain thereafter. Certain U.S. Individual Unitholders and estates or trusts that are U.S. persons as defined in the Code are subject to a 3.8% tax on certain investment income, including dividends and distributions taxable as capital gain. Unitholders should consult their tax advisors regarding the effect, if any, of this tax on their ownership of our units.

Taxation of Operating Income. We expect that substantially all of our gross income and the gross income of our corporate subsidiaries will be attributable to the transportation of LNG, LPG, ammonia, crude oil and related products. For this purpose, gross income attributable to transportation (or Transportation Income) includes income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes both time-charter and bareboat charter income.

Transportation Income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50% derived from sources within the United States (or U.S. Source International Transportation Income). Transportation Income attributable to transportation that both begins and ends in the United States will be considered to be 100% derived from sources within the United States (or U.S. Source Domestic Transportation Income). Transportation Income attributable to transportation exclusively between non-U.S. destinations will be considered to be 100% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally will not be subject to U.S. federal income tax.

Based on our current operations and the operations of our subsidiaries, we expect substantially all of our Transportation Income to be from sources outside the United States and not subject to U.S. federal income tax. However, in the event we were treated as a corporation, if we or any of our subsidiaries earn U.S. Source International Transportation Income or U.S. Source Domestic Transportation Income, our income or our subsidiaries’ income may be subject to U.S. federal income taxation under one of two alternative tax regimes (the 4% gross basis tax or the net basis tax, as described below), unless the exemption from U.S. taxation under Section 883 of the Code (or the Section 883 Exemption) applies, as described below.

The Section 883 Exemption. In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the regulations thereunder (or the Section 883 Regulations), it will not be subject to the 4% gross basis tax or the net basis tax and branch profits taxes described below on its U.S. Source International Transportation Income. The Section 883 Exemption does not apply to U.S. Source Domestic Transportation Income.

A non-U.S. corporation will qualify for the Section 883 Exemption if, among other things, it is organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States (or an Equivalent Exemption); it meets one of three ownership tests described in the Section 883 Regulations (or the Ownership Test) and it meets certain substantiation, reporting and other requirements (or the Substantiation Requirements).

We are organized under the laws of the Republic of The Marshall Islands. The U.S. Treasury Department has recognized the Republic of The Marshall Islands as a jurisdiction that grants an Equivalent Exemption. We also believe that we would be able to satisfy the Substantiation Requirements. However, we do not believe that we would meet the Ownership Test and therefore we would not qualify for the Section 883 Exemption and our U.S. Source International Transportation Income would not be exempt from U.S. federal income taxation.

The 4% Gross Basis Tax. If we were to be treated as a corporation and if the Section 883 Exemption described above and the net basis tax described below does not apply, we would be subject to a 4% U.S. federal income tax on our U.S. Source International Transportation Income, without benefit of deductions. The amount of such tax for which we would be liable for any year in which we were treated as a corporation for U.S. federal income tax purposes would depend upon the amount of income we earn from voyages into or out of the United States in such year, which is not within our complete control.

Net Basis Tax and Branch Profits Tax. We currently do not expect to have a fixed place of business in the United States. Nonetheless, if this were to change or we otherwise were treated as having such a fixed place of business in the United States, our U.S. Source International Transportation Income may be treated as effectively connected with the conduct of a trade or business in the United States (or Effectively Connected Income) if substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of income derived from bareboat charters, is attributable to the fixed place of business in the United States. Based on our current operations, none of our potential U.S. Source International Transportation Income is attributable to regularly scheduled transportation or is derived from bareboat charters attributable to a fixed place of business in the United States. As a result, if we were classified as a corporation, we do not anticipate that any of our U.S. Source International Transportation Income would be treated as Effectively Connected Income. However, there is no assurance that we would not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income if we were classified as a corporation. U.S. Source Domestic Transportation Income generally is treated as Effectively Connected Income. However, none of our income has been, and we currently do not anticipate that any of our income will be, U.S. Source Domestic Transportation Income.

Any income that we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate currently is 35%), unless the Section 883 Exemption (as discussed above) applied. The 4% U.S. federal income tax described above is inapplicable to Effectively Connected Income.

Unless the Section 883 Exemption applied, a 30% branch profits tax imposed under Section 884 of the Code also would apply to our earnings that result from Effectively Connected Income, and a 30% withholding tax could be imposed on certain interest paid or deemed paid by us. Furthermore, on the sale of a vessel that has produced Effectively Connected Income, we could be subject to the net basis corporate income tax and to the 30% branch profits tax with respect to our gain not in excess of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not expect to be subject to U.S. federal income tax with respect to the remainder of any gain realized on sale of a vessel because it is expected that any sale of a vessel will be structured so that it is considered to occur outside of the United States and so that it is not attributable to an office or other fixed place of business in the United States.

Consequences of Possible PFIC Classification. A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be a passive foreign investment company (or PFIC) in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either (a) at least 75% of its gross income is “passive” income or (b) at least 50% of the average value of its assets is attributable to assets that produce or are held for the production of passive income. For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business). By contrast, income derived from the performance of services does not constitute “passive income.”

Based upon our current assets and operations, we do not believe that we would be considered to be a PFIC even if we were treated as a corporation. No assurance can be given, however, that the IRS would accept this position or that we would not constitute a PFIC for any future taxable year if we were treated as a corporation and there were to be changes in our assets, income or operations. In addition, the decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009) held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the IRS stated in an Action on Decision (AOD 2010-001) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions under the Code. Nevertheless, based on our current assets and operations, we believe that we would not now be nor have we ever been a PFIC even if we were treated as a corporation.

If we were to be treated as a PFIC for any taxable year during which a unitholder owns units, a U.S. unitholder generally would be subject to special rules (regardless of whether we continue thereafter to be a PFIC) resulting in increased tax liability with respect to (a) any “excess distribution” (i.e., the portion of any distributions received by a unitholder on our units in a taxable year in excess of 125% of the average annual distributions received by the unitholder in the three preceding taxable years or, if shorter, the unitholder’s holding period for the units) and (b) any gain realized upon the sale or other disposition of units. Under these rules:

•	the excess distribution or gain would be allocated ratably over the unitholder’s aggregate holding period for the units;

•	the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the unitholder would be taxed as ordinary income in the current taxable year;

•	the amount allocated to each of the other taxable years would be subject to U.S. federal income tax at the highest rate in effect for the applicable class of taxpayer for that year; and

•	an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

In addition, for each year during which a U.S. unitholder holds units, we were treated as a PFIC, and the total value of all PFIC stock that such U.S. unitholder directly or indirectly owns exceeds certain thresholds, such unitholder would be required to file IRS Form 8621 with its annual U.S. federal income tax return to report its ownership of our units.

Certain elections, such as a qualified electing fund (or QEF) election or mark to market election, may be available to a unitholder if we were classified as a PFIC. If we determine that we are or will be a PFIC, we will provide unitholders with information concerning the potential availability of such elections.

Consequences of Possible Controlled Foreign Corporation Classification. If we were to be treated as a corporation for U.S. federal income tax purposes and if CFC Shareholders (generally, U.S. unitholders who each own, directly, indirectly or constructively, 10% or more of the total combined voting power of our outstanding shares entitled to vote) own directly, indirectly or constructively more than 50% of either the total combined voting power of our outstanding shares entitled to vote or the total value of all of our outstanding shares, we generally would be treated as a controlled foreign corporation (or a CFC).

CFC Shareholders are treated as receiving current distributions of their shares of certain income of the CFC without regard to any actual distributions and are subject to other burdensome U.S. federal income tax and administrative requirements but generally are not also subject to the requirements generally applicable to shareholders of a PFIC. In addition, a person who is or has been a CFC Shareholder may recognize dividend income on the disposition of shares of the CFC. Although we do not believe we are or will become a CFC even if we were to be treated as a corporation for U.S. federal income tax purposes, U.S. persons purchasing a substantial interest in us should consider the potential implications of being treated as a CFC Shareholder in the event we become a CFC in the future.

The U.S. federal income tax consequences to U.S. unitholders who are not CFC Shareholders would not change in the event we become a CFC in the future.

Taxation of Our Subsidiary Corporation

Teekay LNG Holdco L.L.C. is classified as a corporation for U.S. federal income tax purposes and is subject to U.S. federal income tax based on the rules applicable to foreign corporations described above under

“Possible Classification as a Corporation — Taxation of Operating Income,” including, but not limited to, the 4% gross basis tax or the net basis tax on their U.S. Source International Transportation Income.

As a non-U.S. entity classified as a corporation for U.S. federal income tax purposes, Teekay LNG Holdco L.L.C. could be considered a PFIC. However, we received a ruling from the IRS that Teekay LNG Holdco L.L.C. will be classified as a CFC rather than a PFIC as long as it is wholly-owned by a U.S. partnership, as it currently is, as a wholly-owned subsidiary of Teekay LNG Holdings, L.P., a U.S. partnership in which we own a 99% interest.

The portion (if any) of a cash distribution from Teekay LNG Holdco L.L.C. to us that is taxable as a dividend and allocable to unitholders will be taxable as ordinary income and will not be eligible for the preferential tax rates that apply to certain unitholders with respect to dividends paid by qualified foreign corporations.

NON-UNITED STATES TAX CONSIDERATIONS

Marshall Islands Tax Considerations

The following discussion is based upon the opinion of Watson, Farley & Williams LLP, our counsel as to matters of the laws of the Republic of The Marshall Islands, and the current laws of the Republic of The Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of The Marshall Islands.

Because we and our subsidiaries do not, and we do not expect that we or any of our subsidiaries will, conduct business or operations in the Republic of The Marshall Islands, and because all documentation related to this offering will be executed outside of the Republic of The Marshall Islands, under current Marshall Islands law holders of our common units will not be subject to Marshall Islands taxation or withholding on distributions, including upon a return of capital, we make to our unitholders. In addition, our unitholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common units, and they will not be required by the Republic of The Marshall Islands to file a tax return relating to the common units.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of his investment in us. Accordingly, each prospective unitholder is urged to consult its tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and non-U.S., as well as U.S. federal tax returns, that may be required of such unitholder.

Canadian Federal Income Tax Considerations

The following discussion is a summary of the material Canadian federal income tax considerations under the Income Tax Act (Canada) (or the Canada Tax Act), as of the date of this prospectus, that we believe are relevant to holders of common units who, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (or the Canada-U.S. Treaty), are at all relevant times resident in the United States and entitled to all of the benefits of the Canada-U.S. Treaty and who deal at arm’s length with us and Teekay Corporation (or U.S. Resident Holders). This discussion takes into account all proposed amendments to the Canada Tax Act and the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and assumes that such proposed amendments will be enacted substantially as proposed. However, no assurance can be given that such proposed amendments will be enacted in the form proposed or at all. This discussion assumes that we are, and will continue to be, classified as a partnership for United States federal income tax purposes.

We are considered to be a partnership under Canadian federal income tax law and therefore not a taxable entity for Canadian income tax purposes. A U.S. Resident Holder will not be liable to tax under the Canada Tax Act on any income or gains allocated by us to the U.S. Resident Holder in respect of such U.S. Resident Holder’s common units, provided that, for purposes of the Canada-U.S. Treaty, (a) we do not carry on business through a permanent establishment in Canada and (b) such U.S. Resident Holder does not hold such common units in connection with a business carried on by such U.S. Resident Holder through a permanent establishment in Canada.

A U.S. Resident Holder will not be liable to tax under the Canada Tax Act on any income or gain from the sale, redemption or other disposition of such U.S. Resident Holder’s common units, provided that, for purposes of the Canada-U.S. Treaty, such common units do not, and did not at any time in the twelve-month period preceding the date of disposition, form part of the business property of a permanent establishment in Canada of such U.S. Resident Holder.

We believe that our activities and affairs are conducted in such a manner that we are not carrying on business in Canada and that U.S. Resident Holders should not be considered to be carrying on business in Canada for purposes of the Canada Tax Act or the Canada-U.S. Treaty solely by reason of the acquisition, holding, disposition or redemption of common units. We intend that this is and continues to be the case, notwithstanding that Teekay Shipping Limited (a subsidiary of Teekay Corporation that is resident and based in Bermuda) provides certain services to Teekay LNG Partners L.P. and obtains some or all such services under subcontracts with Canadian service providers. If the arrangements we have entered into result in our being considered to carry on business in Canada for purposes of the Canada Tax Act, U.S. Resident Holders would be considered to be carrying on business in Canada and may be required to file Canadian tax returns and would be subject to taxation in Canada on any income from such business that is considered to be attributable to a permanent establishment in Canada for purposes of the Canada-U.S. Treaty.

Although we do not intend to do so, there can be no assurance that the manner in which we carry on our activities will not change from time to time as circumstances dictate or warrant in a manner that may cause U.S. Resident Holders to be carrying on business in Canada for purposes of the Canada Tax Act. Further, the relevant Canadian federal income tax law may change by legislation or judicial interpretation and the Canadian taxing authorities may take a different view than we have of the current law.

It is the responsibility of each U.S. Resident Holder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, including Canada, of an investment in us. Accordingly, each prospective U.S. Resident Holder is urged to consult, and depend upon, such unitholder’s tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each U.S. Resident Holder to file all state, local and non-U.S., as well as U.S. federal tax returns, that may be required of such unitholder.

PLAN OF DISTRIBUTION

We or any selling unitholder may sell the securities offered by this prospectus and applicable prospectus supplements from time to time on a continuous or delayed basis:

•	to or through underwriters, brokers or dealers;

•	through agents;

•	directly to one or more purchasers or other persons or entities;

•	through a combination of any such methods of sale; or

•	through other means.

We will identify the specific plan of distribution, including any underwriters, brokers, dealers, agents or other purchasers, persons or entities and any applicable compensation, in a prospectus supplement or other appropriate filing.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

Teekay LNG Partners L.P. is organized under the laws of the Republic of The Marshall Islands as a limited partnership. Our general partner is organized under the laws of the Republic of The Marshall Islands as a limited liability company, and Teekay LNG Finance Corp. is incorporated under the laws of the Republic of The Marshall Islands as a corporation. The Republic of The Marshall Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent.

Most of the directors and officers of our general partner and those of our subsidiaries and of Teekay LNG Finance Corp. are residents of countries other than the United States. Substantially all of our and our subsidiaries’ and Teekay LNG Finance Corp.’s assets and a substantial portion of the assets of the directors and officers of our general partner and of Teekay LNG Finance Corp. are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us, our general partner, our subsidiaries, Teekay LNG Finance Corp. or the directors and officers of our general partner or Teekay LNG Finance Corp. or to realize against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. However, we and Teekay LNG Finance Corp. have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the United States or any state in the United States, and we have appointed Watson, Farley & Williams LLP to accept service of process on our behalf in any such action.

Watson, Farley & Williams LLP, our counsel as to Marshall Islands law, has advised us that there is uncertainty as to whether the courts of the Republic of The Marshall Islands would (a) recognize or enforce against us, our general partner, Teekay LNG Finance Corp. or our general partner’s or Teekay LNG Finance Corp.’s directors or officers judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws or (b) impose liabilities against us, our general partner, Teekay LNG Finance Corp. or our general partner’s or Teekay LNG Finance Corp.’s directors and officers in original actions brought in the Republic of The Marshall Islands, based on these laws.

LEGAL MATTERS

Unless otherwise stated in any applicable prospectus supplement, the validity of the securities and certain other legal matters with respect to the laws of the Republic of The Marshall Islands and New York will be passed upon for us by Watson, Farley & Williams LLP. Unless otherwise stated in any applicable prospectus supplement, certain other legal matters will be passed upon for us by Perkins Coie LLP. As appropriate, legal counsel representing any underwriters, dealers or agents will be named in the applicable prospectus supplement and may opine as to certain legal matters.

EXPERTS

The consolidated financial statements of Teekay LNG Partners L.P. as of December 31, 2013 and 2012, and for each of the years in the three-year period ended December 31, 2013, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2013, and the consolidated financial statements of Malt LNG Netherlands Holdings B.V. as of December 31, 2013 and 2012, and for each of the years then ended, filed as Exhibit 15.2 to the Teekay LNG Partners L.P. Annual Report on Form 20-F, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. To the extent that KPMG LLP audits and reports on financial statements of Teekay LNG Partners L.P. issued at future dates, and consents to the use of its reports thereon, such financial statements also will be incorporated by reference in the registration statement in reliance upon its report and said authority.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-3 regarding the securities covered by this prospectus. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the securities offered in this prospectus, you may wish to review the full registration statement, including its exhibits. In addition, we file annual, quarterly and other reports with and furnish information to the SEC. You may inspect and copy any document we file with or furnish to the SEC at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at that address, at prescribed rates, or from the SEC’s website on the internet at www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. You can also obtain information about us at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal unitholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we intend to make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus information that we file with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. The information incorporated by reference is an important part of this prospectus. Information that we later provide to the SEC, and which is deemed to be “filed” with the SEC, automatically will update information previously filed with the SEC, and may replace information in this prospectus.

We incorporate by reference into this prospectus the documents listed below:

•	our Annual Report on Form 20-F, as amended, for the fiscal year ended December 31, 2013;

•	all subsequent Annual Reports on Form 20-F filed with the SEC prior to the termination of this offering;

•	our Report on Form 6-K filed with the SEC on May 27, 2014;

•	all subsequent Reports on Form 6-K filed with the SEC prior to the termination of this offering that we identify in such Reports as being incorporated by reference into the registration statement of which this prospectus is a part; and

•	the description of our common units contained in our Registration Statement on Form 8-A/A filed on May 13, 2011, including any subsequent amendments or reports filed for the purpose of updating such description.

These reports contain important information about us, our financial condition and our results of operations.

You may obtain any of the documents incorporated by reference in this prospectus from the SEC through its public reference facilities or its website at the addresses provided above. You also may request a copy of any document incorporated by reference in this prospectus (excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference in this document), at no cost, by visiting our internet website at www.teekaylng.com, or by writing or calling us at the following address:

Teekay LNG Partners L.P.

4th Floor, Belvedere Building,

69 Pitts Bay Road

Hamilton HM 08, Bermuda

Attn: Corporate Secretary

(441) 298-2530

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document. The information contained in our website is not part of this prospectus.

EXPENSES

The following table sets forth costs and expenses, other than any underwriting discounts and commissions, we expect to incur in connection with the issuance and distribution of the securities covered by this prospectus.

U.S. Securities and Exchange Commission registration fee	$	*
Legal fees and expenses		**
Accounting fees and expenses		**
Printing costs		**
Trustee fees		**
Transfer agent fees		**
New York Stock Exchange listing fee		**
FINRA filing fee		**
Miscellaneous		**

Total	$	**

*	In accordance with Rules 456(b) and 457(r) of the U.S. Securities Act of 1933, as amended, we are deferring payment of the registration fee for the securities offered.
**	To be provided in a prospectus supplement or in a Report on Form 6-K subsequently incorporated by reference into this prospectus.

2,800,000 Common Units

Representing Limited Partner Interests

Teekay LNG Partners L.P.

PROSPECTUS SUPPLEMENT

Citigroup

Credit Suisse